Synalloy CORPORATION



READY FOR WHAT'S AHEAD

2008 Annual Report

In 2008, Synalloy was ranked 56th by FSB 100 as one of America's fastest-growing small public companies.

Financial Highlights

(dollar amounts in thousands except per share data)	2008	2007	2006
Operations			
Net sales	**$192,476**	$178,285	$152,047
Gross profit	**19,877**	28,163	22,724
Operating income	**8,943**	16,457	12,757
Net income	**5,983**	10,125	7,608
Financial Position			
Total assets	**94,366**	96,621	89,357
Shareholders' equity	**62,867**	58,140	47,127
Financial Ratios			
Gross profit to net sales	**10%**	16%	15%
Return on average equity	**10%**	19%	18%
Per Share Data—diluted			
Net income	**$ .95**	$ 1.60	$ 1.22
Stock Price			
Price range of Common Stock			
High	**$ 17.96**	$ 47.45	$ 18.90
Low	**3.52**	14.79	10.38
Close	**5.00**	17.67	18.54

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*

Among Synalloy Corporation, The Russell 2000 Index
And The NASDAQ Non-Financial Index



Synalloy Corporation
Russell 2000
NASDAQ Non-Financial
$300
250
200
150
100
50
0
12/03
12/04
12/05
12/06
12/07
12/08

*$100 invested on 12/31/03 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/03	12/04	12/05	12/06	12/07	12/08
Synalloy Corporation	$100.00	$143.06	$151.21	$267.92	$249.79	$71.07
Russell 2000	$100.00	$118.33	$123.72	$146.44	$144.15	$95.44
NASDAQ Non-Financial	$100.00	$108.57	$109.28	$120.14	$132.88	$77.26

NET SALES
(In Millions)



$192.5
$178.3
$152.0
2006
2007
2008

NET INCOME
(In Millions)



$10.13
$7.61
$5.98
2006
2007
2008

NET INCOME PER SHARE



$1.60
$1.22
$0.95
2006
2007
2008



METALS

CORPORATE PROFILE

Synalloy Corporation, headquartered in Spartanburg, South Carolina, has been in business since 1945 and employs approximately 460 people with operations in South Carolina, Tennessee and Georgia.

The Company is a diverse manufacturer comprised of two major operating segments: metals and specialty chemicals. While the two segments are significantly different with regard to the type of manufacturing they conduct, they serve many of the same industries.

SPECIALTY CHEMICALS



Dear Shareholders, Investors, Customers and Employees:

Synalloy achieved an eight percent increase in sales in 2008 to a record level of $192,476,000, which produced net earnings of $5,983,000 or $.95 per share. Results in the first half of 2008 were good, while the second half was impacted by the economic slowdown and the significant decline in stainless steel prices.

Operationally, the Metals Segment had another excellent year in 2008. Unfortunately, operating income was down $7,063,000 entirely because of the impact of price level changes in stainless steel prices during 2007 and 2008. Under our FIFO inventory method, 2007 benefited from rising prices which led to charging cost of goods sold an amount lower than replacement cost on which sales prices were based. In 2008, the opposite occurred with declining prices producing lower operating income. Although it is not possible to measure the precise effect on profits of the price level changes, the Company estimates that 2007 benefited by approximately $4,900,000 and 2008 profits were reduced by about $2,500,000. This $7,400,000 difference not only accounts for more than the decline in Metals operating income but also the Company's $6,845,000 decline in income before income taxes. The chart of stainless steel surcharges, which were the principal contributor to changes in stainless steel prices, shows the significant changes in recent years. In order to protect market share and operate the business effectively, the Metals Segment must maintain large inventories. We manage inventories as best we can, but price level changes beyond our control will always have an effect on our profits.

SURCHARGE BY QUARTER FOR 2004-2008 AND 1 QUARTER 2009



304L
316L
$3.0
2.5
2.0
1.5
1.0
0.5
0.0
1QTR'04
1QTR'05
1QTR'06
1QTR'07
1QTR'08
1QTR'09

The price level changes essentially affect our commodity pipe products which are produced for inventory. The bright spot in those products in 2008 was the three percent increase in unit volume in spite of the economic slowdown and reduction in distributor inventories as they delayed purchases in a declining price environment. We believe the Unfair Trade Case filed in 2008 by the U.S. producers of stainless steel pipe and the United Steelworkers Union against China have had a favorable effect on the domestic pipe producers in 2008 and will continue to do so in the future.

The non-commodity products had another excellent year with increased profits in spite of the difficult economic conditions that became evident in the second half. Price level changes have little effect on profitability of these products since they are produced for specific orders and not for inventory. The development in recent years of markets in the liquid natural gas, bio fuels and other energy related areas, as well as wastewater and water treatment have served us well. In 2008, 44 percent of unit volume and a larger percent of dollar sales, as well as the bulk of operating income, came from non-commodity products. This is where we believe we have created significant differentiation between us and most of our domestic competitors, which gives us a competitive advantage. We plan to enter a major new product category in 2009 to further expand our markets. While certain customers have pushed out delivery dates in response to the economic downturn, we believe that our strong backlog of $45,500,000 for piping systems at the end of 2008 provides the foundation for another good year from these products in 2009.

The Metals Segment remains vigilant in eliminating bottlenecks and otherwise improving productivity. During 2008, Bristol operated with its new increased capacity for X-ray and made significant improvements in material handling and flow through its manufacturing operation. A new 10,000-square-foot welding facility adjacent to X-ray and inspection has increased capacity and reduced product handling.

During the fourth quarter, a new position of director of international sales was created and this position has now been filled and as a result, we anticipate growth for both Brismet and Bristol Piping Systems in international markets.

The Specialty Chemicals Segment sales increased 16 percent for the year, while operating income declined 24 percent, with most of this occurring in the fourth quarter. Many of our chemical raw materials experienced sharp and frequent cost increases until mid-fourth quarter, when they showed some signs of modest retreat. These increases were driven by record high petroleum pricing, record high demands for vegetable- and animal-source derivatives and unprecedented high demand for basic commodities, such as alkalis, acids and phosphorous derivatives. In addition, operational costs were impacted by increased energy costs affecting manufacturing and distribution of goods.

We were able to pass many of these increases on to end users, with the exception of some of our contract manufacturing which had restraints in place as a result of contractual agreements regarding price adjustments.



James G. Lane, Jr
Chairman of the Board

Ronald H. Braam
Chief Executive Officer

Manufacturers Chemicals experienced significant growth in its sales of products to the paper industry through its exclusive manufacturing arrangements. Additional growth came from chemical specialties directed to the agricultural markets and to latex compounding. Sales of its products to the carpet and rug industry remained strong through the third quarter, but were impacted by the housing and home furnishing markets by year end. Blackman Uhler Specialties added a significant number of new products during 2008, but experienced unexpectedly high startup costs with a number of these new products. In addition, the product mix produced lower margins than in the past and the startup costs and related claims resulted in lower profits for this unit.

Organic Pigments experienced flat sales in 2008 and a decline in earnings. This unit represents the only colors business remaining at the Spartanburg site. The Company has entered into an agreement to sell this unit. This sale involves inventory, intellectual properties and the customer base, and will not result in any material gain or loss. We will retain the milling equipment and toll manufacture for the buyer through 2009, with plans to ultimately convert the equipment to milling of aqueous chemicals compounds.

The Specialty Chemicals Segment has recently seen some decreases in the price of petroleum, fats and oil. If this continues, the decline in cost of raw materials and energy should help profitability. We also believe that our Specialty Chemicals Segment, now focused almost exclusively on specialty chemicals markets, can continue to be a strong regional producer for targeted direct markets, as well as contract manufacturing opportunities. Management is confident that it is well positioned to compete effectively in all the markets which it serves, but overall economic conditions continue to make operating performance in 2009 uncertain.

During this time of turmoil in the credit markets, we believe it is more important than usual to maintain a strong financial position. Our total debt on March 3, 2009 was only $8,614,000, which represented a conservative 14 percent of 2008 year-end shareholders' equity of $62,867,000. Our current assets were about four times our current liabilities. In addition to this excellent financial condition, our cash flow will be enhanced by the lower prices of stainless steel which will reduce our working capital requirements for inventory and accounts receivable.

SHAREHOLDERS' EQUITY COMPARED TO TOTAL DEBT
(In Millions)


$47.13
$58.14
$62.87
$18.20
$10.71
$10.43
2006
2007
2008
Shareholders' Equity
Total Debt

The Board of Directors believes that shareholders should receive a cash benefit from the performance in 2008, when net income was good in view of economic conditions. On February 13, 2009, the Board announced the declaration of annual dividend of $.10 per share. In determining the amount of this annual dividend, the Board considered the need to maintain a strong balance sheet to support plans to enter new product markets in the Metals Segment and other anticipated growth opportunities. The Board presently plans to review at the end of each fiscal year the financial performance, debt levels and capital needed to support future growth to determine the amount of cash dividend, if any, that is appropriate.

Your management team and Board of Directors appreciate the support of our shareholders, customers, and dedicated employees.

Ron Braam

RONALD H. BRAAM
Chief Executive Officer

JGLane

JAMES G. LANE, JR.
Chairman of the Board

March 3, 2009

TWO BUSINESS UNITS Business Overview

METALS

NET SALES
Metals Segment
(In Millions)



$131.88
$126.22
$102.82
2006
2007
2008

BUSINESS SEGMENTS

The Metals Segment, operating as **Bristol Metals, LLC,** produces welded stainless, duplex and nickel alloy steel pipe at its manufacturing facility in Bristol, Tennessee for consumption throughout the world. The major markets for Bristol's pipe and piping systems include chemical, petrochemical, pulp and paper, mining, power generation including nuclear, wastewater treatment, liquid natural gas, brewery, food processing, petroleum, pharmaceutical and other industries.

Market Overlap

METALS | SPECIALTY CHEMICALS

- PAPER
- WATER TREATMENT
- OIL REFINING
- FOOD ADDITIVES
- CHEMICAL INTERMEDIATES
- MINING

SPECIALTY CHEMICALS

NET SALES
Specialty Chemicals Segment
(In Millions)



$60.60
$52.07
$49.23
2006
2007
2008

BUSINESS SEGMENTS

The Specialty Chemicals Segment is comprised of four operating companies. Together they provide products and services for 28 distinct markets.

Manufacturers Chemicals, LLC operates in Cleveland, TN and Dalton, GA. The Company supplies a wide range of specialty chemicals, as well as general purpose products such as surfactants, defoamers, lubricating agents, finishing agents and specialty dyes. Many are designed to solve customer problems. The Company also engages in sales of its chemical intermediates to other chemical companies and it contract manufactures formulations for major, as well as small, chemical companies.

Blackman Uhler, LLC is located in Spartanburg, SC. It is experienced in toll and custom manufacturing and engages in synthesis involving hydrogenation, epoxydation, methylation, polymerization, condensation and quaternization. The Company carries EPA, FIFRA and Kosher registrations.

Organic Pigments, LLC is located in Spartanburg, SC and operates vertical and horizontal media mills, as well as colloid mills to prepare aqueous dispersions of pigments for textile, graphic arts, printing and agricultural applications. The equipment is also used to prepare chemical dispersions for the latex and rubber industries.

SFR, LLC is a sales and marketing group with a mission of promoting fire retardant formulations manufactured in Spartanburg and Cleveland to a wide variety of user markets.

$45.5
BACKLOG
(In Millions)

4.5%
NET SALES INCREASED

11%
RETURN ON AVERAGE ASSETS

MARKETS

- Nuclear
- Energy
- Wastewater
- Beverages
- Pharmaceutical

STRATEGIC PLANS

- Add new complementary product lines to our current production bases
- Increase our export sales
- Develop a stronger position in the power, water and wastewater markets
- Broaden our special alloy bases both domestically and internationally
- Develop more strategic alliances with distribution and end users
- Continue efforts to reduce costs and improve productivity, safety, inventory controls, quality and deliveries

16.4%
NET SALES INCREASED

7.3%
RETURN ON AVERAGE ASSETS

28
DIVERSE MARKETS

MARKETS

- Agriculture
- Rubber Products
- Cosmetics
- Ammunition
- Mattresses
- Construction Materials
- Automotive
- Surgical Devices
- Wire Coating
- Upholstery
- Latex
- Insulation
- Leather
- Graphic Arts
- Textile
- Carpet
- Metalworking
- Paint
- Plastics
- Coatings
- Janitorial
- Ink

STRATEGIC PLANS

- Sell across company lines to the entire customer base through existing sales relationships
- Add new products as a result of downsizing in the area of domestic manufacturing by the major chemical producers. The Chemicals Segment is well positioned geographically to take on these opportunities and offer cost effective and efficient alternatives to the major producers
- Expand exports through development of strategic partnerships with sales agents directed at targeted markets such as paper and agriculture
- Increase use of renewable vegetable-based feedstocks to formulate surfactants and lubricating agents
- Continue efforts to build market share for fire retardants used in filtration, bedding, upholstery and insulation markets
- Redirect our milling technology to dispersions of chemical compounds used in the rubber industry and for paper applications
- Continue to raise unit goals for product quality and customer satisfaction through continuous tracking and improvements







METALS □□□□ □□ □□



SPECIALTY CHEMICALS □ □□ □□ □□□□□ □ □□□ □ □□□



INVESTED IN OUR OPERATIONS AND OUR PEOPLE

From ½ to 120 inch diameter, in stainless steel and high nickel alloys, in wall thicknesses from .059 to two inches, from wastewater treatment to nuclear plants, Bristol Metals, LLC and Bristol Piping Systems is the most versatile manufacturer/fabricator providing the best value in pipe and piping systems for our customers worldwide. With our latest expansion and equipment additions, and the creation of our new international sales team, we have positioned the Company to service the needs of the energy and infrastructure renewal.



BRISTOL METALS'
SENIOR MANAGEMENT TEAM
(left to right)

Michael D. Boling, President
Randy L. Campbell, Vice President, Sales
J. Kyle Pennington, Vice President, Manufacturing
John C. Tidlow, Vice President, Purchasing and Planning

FOCUS ON MANUFACTURERS CHEMICALS, LLC

- The Company was acquired by Synalloy Corporation in 1996 and since its first full year of operation in 1997, has averaged 8.9% per year sales increase for a total of 157%.
- Within the Specialty Chemicals Segment, the Company showed strong 2008 performance, posting record sales and the second best earnings in its history, despite the fourth quarter economic downturn.
- Manufacturers Chemicals, LLC sells its products at three levels:
  —to end users in 14 different markets through its direct sales force
  —to other chemical companies in the form of reaction intermediates
  —to a variety of major and smaller chemical companies in the form of toll or contract work
- Over the last three years, 80% of customers surveyed have rated the Company good to excellent for account management, on-time delivery, product quality, responsiveness, cost effectiveness and overall performance. Of the customers surveyed, 71% have rated the Company better than the competition in these areas.


NET SALES
Specialty Chemicals Segment
(In Millions)
$28.46
$29.64
$31.52
$31.93
$37.27
$44.88
$49.23
$52.07
$61.00
2000
2001
2002
2003
2004
2005
2006
2007
2008

METALS

The future is ever changing and our ability to respond to market and customer demands depends greatly on our ability to make enhancements to our manufacturing operation. These enhancements will yield greater efficiencies and lower operating costs. Among key improvements are:

SAFETY: A comprehensive safety program has been developed and implemented to insure superior safety performance.

QUALITY: A manufacturing quality plan has been established to insure premium products for all our customers.

WASTE REDUCTION: Programs and systems have been enacted to insure cost efficiencies.

CAPITAL PROJECTS: Both short- and long-term plans for improvements to facilities and equipment have been mapped.

SYSTEMS ENHANCEMENTS: Improvements have been identified to support future operations by giving management better tools to allow more informed decisions.







SPECIALTY CHEMICALS

Ready For What's Ahead

Providing specialty chemicals to the markets served by Synalloy's Chemicals Segment has provided global as well as local opportunities. Products produced are reaching agricultural markets in Australia, paper mills in Canada, Mexico, South America and Europe, as well as oil refineries in the Middle East.

Consolidations by large domestic chemical producers have resulted in plant closures and concentration on product and market development, with subsequent outsourcing to regional facilities like Blackman Uhler, LLC in Spartanburg, SC and Manufacturers Chemicals, LLC in Cleveland, TN.



"These are exciting times when we must focus our operating teams to excel and deliver results above our customers' expectations."

David Dupre

Vice President Operations, Manufacturers Chemicals, LLC

"Our challenge is to quickly integrate our customers' processes and technology into our unique manufacturing capabilities to fully utilize our capacity."

Steve Battocchio

Vice President Operations, Blackman Uhler Specialties, LLC

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JANUARY 3, 2009

OR

__ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 0-19687

SYNALLOY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	57-0426694
(State of incorporation)	(I.R.S. Employer Identification No.)

Croft Industrial Park, P.O. Box 5627, Spartanburg, South Carolina 29304
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (864) 585-3605

Securities registered pursuant to Section 12(b) of the Act:	Name of each exchange on which registered:
Common Stock, $1.00 Par Value	NASDAQ Global Market
(Title of Class)	

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No_

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated Filer __ Accelerated filer X Non-accelerated filer __ Smaller reporting company __

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes __ No X

Based on the closing price as of June 27, 2008, which was the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock held by non-affiliates of the registrant was $84 million. Based on the closing price of March 2, 2009, the aggregate market value of common stock held by non-affiliates of the registrant was $23 million. The registrant did not have any non-voting common equity outstanding at either date.

The number of shares outstanding of the registrant's common stock as of **March 2, 2009** was 6,253,916.

Documents Incorporated By Reference

Portions of the Proxy Statement for the 2009 annual shareholders' meeting are incorporated by reference into Part III of this Form 10-K.

Synalloy Corporation

Form 10-K

Table of Contents

Forward-Looking Statements

This Annual Report on Form 10-K includes and incorporates by reference "forward-looking statements" within the meaning of the securities laws. All statements that are not historical facts are "forward-looking statements." The words "estimate," "project," "intend," "expect," "believe," "anticipate," "plan," "outlook" and similar expressions identify forward-looking statements. The forward-looking statements are subject to certain risks and uncertainties, including without limitation those identified below, which could cause actual results to differ materially from historical results or those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements. The following factors could cause actual results to differ materially from historical results or those anticipated: adverse economic conditions; the impact of competitive products and pricing; product demand and acceptance risks; raw material and other increased costs; raw materials availability; customer delays or difficulties in the production of products; environmental issues; unavailability of debt financing on acceptable terms and exposure to increased market interest rate risk; inability to comply with covenants and ratios required by our debt financing arrangements; ability to weather the current economic downturn; loss of consumer or investor confidence and other risks detailed from time-to-time in Synalloy's Securities and Exchange Commission filings. Synalloy Corporation assumes no obligation to update any forward-looking information included in this Annual Report on Form 10-K.

PART I

Item 1 Business

Synalloy Corporation, a Delaware corporation ("the Company"), was incorporated in 1958 as the successor to a chemical manufacturing business founded in 1945. Its charter is perpetual. The name was changed on July 31, 1967 from Blackman Uhler Industries, Inc. On June 3, 1988, the state of incorporation was changed from South Carolina to Delaware. The Company's executive offices are located at Croft Industrial Park, Spartanburg, South Carolina.

The Company's business is divided into two segments, the Metals Segment and the Specialty Chemicals Segment. The Metals Segment, operating as Bristol Metals, LLC ("Bristol"), manufactures pipe and piping systems from stainless steel and other alloys for the chemical, petrochemical, pulp and paper, mining, power generation (including nuclear), wastewater treatment, liquid natural gas, brewery, food processing, petroleum, pharmaceutical and other industries. The Specialty Chemicals Segment is comprised of four operating companies: Blackman Uhler Specialties, LLC ("BU Specialties"), Organic Pigments, LLC ("OP") and SFR, LLC ("SFR"), all located in Spartanburg, South Carolina, and Manufacturers Chemicals, LLC ("MC"), located in Cleveland, Tennessee and Dalton, Georgia. The Specialty Chemicals Segment produces specialty chemicals, pigments and dyes for the carpet, chemical, paper, metals, photographic, pharmaceutical, agricultural, fiber, paint, textile, automotive, petroleum, cosmetics, mattress, furniture and other industries.

General

Metals Segment – This Segment is comprised of a wholly-owned subsidiary, Synalloy Metals, Inc. which owns 100 percent of Bristol Metals, LLC, located in Bristol, Tennessee.

Bristol manufactures welded pipe, primarily from stainless steel, but also from other corrosion-resistant metals. Pipe is produced in sizes from one-half inch to 120 inches in diameter and wall thickness up to one and one-half inches. Sixteen-inch and smaller pipe is made on equipment that forms and welds the pipe in a continuous process. Pipe larger than 16 inches is formed on presses or rolls and welded on batch welding equipment. Pipe is normally produced in standard 20-foot lengths. However, Bristol has unusual capabilities in the production of long length pipe without circumferential welds. This can reduce installation cost for the customer. Lengths up to 60 feet can be produced in sizes up to 16 inches in diameter. In larger sizes Bristol has a unique ability among domestic producers to make 48-foot lengths in sizes up to 36 inches. Over the past four years Bristol has made substantial capital improvements to its pipe and piping systems operations expanding and improving capabilities to service markets requiring large diameter pipe and specialty alloy pipe such as water and waste water treatment, liquid natural gas (LNG), and scrubber applications for the power industry. These improvements include expanding its x-ray facilities which allows simultaneous use of real time and film examination; updating material handling equipment; expanding capabilities for forming large pipe on existing batch equipment giving Bristol the capability to produce 36-inch diameter pipe in 48-foot lengths with wall thicknesses of up to one inch; adding a shear that has the capacity of shearing stainless steel plate up to one-inch thick; completing plant expansions that allow the manufacture of pipe up to 42 inches in diameter utilizing more readily available raw materials at lower costs, provide additional manufacturing capacity, and provide improved product handling and additional space for planned equipment additions; and installing automated hydro-testing equipment for pipe up to 72 inches. In addition, Bristol is currently completing a capital project to renovate several of its continuous pipe mills which is expected to increase their capabilities while improving their performance.

A significant amount of the pipe produced is further processed into piping systems that conform to engineered drawings furnished by the customers. This allows the customer to take advantage of the high quality and efficiency of Bristol's fabrication shop rather than performing all of the welding at the construction site. The pipe fabrication shop can make one and one-half diameter cold bends on one-half inch through eight-inch stainless pipe with thicknesses up through schedule 40S. Most piping systems are produced from pipe manufactured by Bristol.

Bristol also has the capability of producing carbon and chrome alloy piping systems from pipe purchased from outside suppliers since Bristol does not manufacture carbon or chrome alloy pipe. Carbon and chrome alloy pipe fabrication enhances the stainless fabrication business by allowing Bristol to quote inquiries utilizing any of these three material types.

In order to establish stronger business relationships, only a few raw material suppliers are used. Five suppliers furnish about 80 percent of total dollar purchases of raw materials, with one supplier totaling 48 percent. However, the Company does not believe that the loss of any of these suppliers would have a materially adverse effect on the Company as raw materials are readily available from a number of different sources and the Company anticipates no difficulties in fulfilling its requirements.

This Segment's products are used principally by customers requiring materials that are corrosion-resistant or suitable for high-purity processes. The largest users are the chemical, petrochemical, pulp and paper, waste water treatment and LNG industries, with some other important industry users being mining, power generation (including nuclear), water treatment, brewery, food processing, petroleum, pharmaceutical and alternative fuels.

Specialty Chemicals Segment – This Segment includes four operating companies, all of which are wholly-owned subsidiaries of the Company. BU Specialties, OP, and SFR operate out of a plant in Spartanburg, South Carolina, which is fully licensed for chemical manufacture and maintains a permitted waste treatment system. Manufacturers Soap and Chemical Company, which owns 100 percent of MC is located in Cleveland, Tennessee and Dalton, Georgia and is fully licensed for chemical manufacture. The Segment produces specialty chemicals, pigments and dyes for the carpet, chemical, paper, metals, photographic, pharmaceutical, agricultural, fiber, paint, textile, automotive, petroleum, cosmetics, mattress, furniture and other industries.

MC, which was purchased by the Company in 1996, produces over 500 specialty formulations and intermediates for use in a wide variety of applications and industries. MC's primary product lines focus on the areas of defoamers, surfactants and lubricating agents. Over 20 years ago, MC began diversifying its marketing efforts and expanding beyond traditional textile chemical markets. These three fundamental product lines find their way into a large number of manufacturing businesses. Over the years, the customer list has grown to include end users and chemical companies that supply paper, metal working, surface coatings, water treatment, mining and janitorial applications. MC's strategy has been to focus on industries and markets that have good prospects for sustainability in the U.S. in light of global trends. MC's marketing strategy relies on sales to end users through its own sales force, but it also sells chemical intermediates to other chemical companies and distributors. It also has close working relationships with a significant number of major chemical companies that outsource their production for regional manufacture and distribution to companies like MC. MC has been ISO registered since 1995.

MC has utilized acquisitions to help further expand its markets. An acquisition in 2000 enabled the Company to enter into the sulfation of fats and oils. These products are used in a wide variety of applications and represent a renewable resource, animal and vegetable derivatives, as alternatives to more expensive and non-renewable petroleum derivatives. In 2001 MC acquired the assets of a Dalton, Georgia based company that serves the carpet and rug markets and also focuses on processing aids for wire drawing. MC Dalton blends and sells specialty dyestuffs and resells heavy chemicals and specialty chemicals manufactured in MC's Cleveland plant to its markets out of its leased warehousing facility. The Dalton site also contains a shade matching laboratory and sales offices for the group.

BU Specialties' business activities involve contract production and toll manufacturing for a number of domestic and international chemical companies. It also produces a small but growing number of finished products and intermediates that are marketed by MC and by the Executive Vice President of BU Specialties who spends a substantial amount of his time in sales and service to customers. This location has also focused on markets that are believed to be long-term outlets for its production and capacity. BU Specialties carries out high temperature condensation and sulfates as does MC, but also hydrogenates, methylates, distills, epoxidizes, grinds and spray dries chemicals to its customers' specifications. The location also is registered for FIFRA regulated agricultural products, and it hammermills, dry blends and conducts precise exothermic reactions. Both the MC and BU Specialties sites have extensive chemical storage and blending capabilities. BU Specialties has produced products that are used in oil refining, automotive applications, cosmetics, agriculture and the paper industry. Like MC, it is focusing primarily on raw materials and product lines that will rely on renewable vegetable-sourced chemicals for future growth and expansions of its business.

OP sells aqueous pigment dispersions including applications for printing inks, graphic arts, paints, industrial coatings, flexographic printing, plastic and agriculture. The dispersions are produced from organic intermediates and inorganic chemicals, sourced domestically as well as from Asia and Europe. Redundant sources exist for most of the Company's pigments bases. On March 6, 2009, The Company entered into a Purchase Agreement to sell the pigment dispersion business of OP. The sale includes substantially all of OP's assets for a purchase price approximately equal to their net book value as of the date of sale, and any gain or loss resulting from the disposition will not be material. As part of the Agreement, the Company will continue to toll manufacture pigments for a transitional period of up to one year. The operations of OP are not material to the consolidated financial statements and the disposition will not be recorded as a discontinued operation. OP will continue to produce and sell chemical dispersions utilizing some of its existing equipment, and is attempting to introduce new chemical dispersions directed at the latex and rubber industries, as well as other selected targeted customers.

The Specialty Chemicals Segment maintains seven laboratories for applied research and quality control which are staffed by 22 employees.

Most raw materials used by the Segment are generally available from numerous independent suppliers while some raw material needs are met by a sole supplier or only a few suppliers. However, the Company anticipates no difficulties in fulfilling its requirements.

Please see Note O to the Consolidated Financial Statements, which are included in Item 8 of this Form 10-K, for financial information about the Company's Segments.

Sales and Distribution

Metals Segment – The Metals Segment utilizes separate sales organizations for its different product groups. Stainless steel pipe is sold nationwide under the Brismet trade name through authorized stocking distributors at warehouse locations throughout the country. In addition, large quantity orders are shipped directly from Bristol's plant to end-user customers. Producing sales and providing service to the distributors and end-user customers are the Vice President of Sales, three outside sales employees, seven independent manufacturers' representatives and eight inside sales employees. The Metals Segment has one domestic customer (HD Supply) that accounted for approximately 11, 12 and 15 percent of the Metals Segment's revenues in 2008, 2007 and 2006, respectively, and approximately ten percent of the Company's consolidated revenues in 2006. The Segment also has one domestic customer that accounted for approximately 12 and 14 percent of the Segment's revenues in 2008 and 2006, respectively, and less than ten percent for 2007. Loss of either of these customers' revenues would have a material adverse effect on both the Metals Segment and the Company.

Piping systems are sold nationwide under the Bristol Piping Systems trade name by three outside sales employees. They are under the direction of the President of Bristol who spends a substantial amount of his time in sales and service to customers. Piping systems are marketed to engineering firms and construction companies or directly to project owners. Orders are normally received as a result of competitive bids submitted in response to inquiries and bid proposals.

Specialty Chemicals Segment – Specialty chemicals are sold directly to various industries nationwide by five full-time outside sales employees and five manufacturers' representatives. In addition, the President and other members of the management team of MC, along with the Executive Vice President of BU Specialties, devote a substantial part of their time to sales. The Specialty Chemicals Segment has one domestic customer that accounted for approximately 12, 13, and 13 percent of the Segment's revenues in 2008, 2007 and 2006, respectively. The Segment also has one domestic customer that accounted for approximately 13 percent of the Segment's revenues in 2008 and 2006 and less than ten percent in 2007. Loss of either of these customers' revenues would have a material adverse effect on the Specialty Chemicals Segment.

Competition

Metals Segment – Welded stainless steel pipe is the largest sales volume product of the Metals Segment. Although information is not publicly available regarding the sales of most other producers of this product, management believes that the Company is one of the largest domestic producers of such pipe. This commodity product is highly competitive with eight known domestic producers and imports from many different countries. The largest sales volume among the specialized products comes from fabricating stainless, nickel alloys and chrome alloys piping systems. Management believes the Company is one of the largest producers of such systems. There is also significant competition in the piping systems' markets with eight known domestic suppliers with similar capabilities as Bristol, along with many other smaller suppliers.

Specialty Chemicals Segment – The Company is the sole producer of certain specialty chemicals manufactured for other companies under processing agreements and also produces proprietary specialty chemicals. The Company's sales of specialty products are insignificant compared to the overall market for specialty chemicals. The market for most of the products is highly competitive and many competitors have substantially greater resources than does the Company. The market for pigments and dyes is highly competitive and the Company has less than ten percent of the market for its products.

Environmental Matters

Environmental expenditures that relate to an existing condition caused by past operations and that do not contribute to future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or cleanups are probable and the costs of these assessments and/or cleanups can be reasonably estimated. See Note F to Consolidated Financial Statements, which are included in Item 8 of this Form 10-K, for further discussion.

Research and Development Activities

The Company spent approximately $342,000 in 2008, $413,000 in 2007 and $312,000 in 2006 on research and development activities that were expensed in its Specialty Chemicals Segment. Nine individuals, seven of whom are graduate chemists, are engaged primarily in research and development of new products and processes, the improvement of existing products and processes, and the development of new applications for existing products.

Seasonal Nature of the Business

The annual requirements of certain specialty chemicals are produced over a period of a few months as requested by the customers. Accordingly, the sales of these products may vary significantly from one quarter to another.

Backlogs

The Specialty Chemicals Segment operates primarily on the basis of delivering products soon after orders are received. Accordingly, backlogs are not a factor in this business. The same applies to commodity pipe sales in the Metals Segment. However, backlogs are important in the Metals Segment's piping systems products because they are produced only after orders are received, generally as the result of competitive bidding. Order backlogs for these products were $45,500,000 at the end of 2008, approximately 75 percent of which should be completed in 2009, and $57,000,000 and $54,900,000 at the 2007 and 2006 respective year ends.

Employee Relations

As of January 3, 2009, the Company had 459 employees. The Company considers relations with employees to be satisfactory. The number of employees of the Company represented by unions, all located at the Bristol, Tennessee facility, is 246, or 54 percent of the Company's employees. They are represented by two locals affiliated with the AFL-CIO and one local affiliated with the Teamsters. Collective bargaining contracts will expire in December 2009, March 2010 and February 2014.

Financial Information about Geographic Areas

Information about revenues derived from domestic and foreign customers is set forth in Note O to the Consolidated Financial Statements.

Available information

The Company electronically files with the Securities and Exchange Commission (SEC) its annual reports on Form 10-K, its quarterly reports on Form 10-Q, its periodic reports on Form 8-K, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 (the "1934 Act), and proxy materials pursuant to Section 14 of the 1934 Act. The SEC maintains a site on the Internet, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Company also makes its filings available, free of charge, through its Web site, www.synalloy.com, as soon as reasonably practical after the electronic filing of such material with the SEC.

Item 1A Risk Factors

There are inherent risks and uncertainties associated with our business that could adversely affect our operating performance and financial condition. Set forth below are descriptions of those risks and uncertainties that we believe to be material, but the risks and uncertainties described are not the only risks and uncertainties that could affect our business. Reference should be made to "Forward-looking Statements" above, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 below.

The cyclical nature of the industries in which our customers operate causes demand for our products to be cyclical, creating uncertainty regarding future profitability. Various changes in general economic conditions affect the industries in which our customers operate. These changes include decreases in the rate of consumption or use of our customers' products due to economic downturns. Other factors causing fluctuation in our customers' positions are changes in market demand, capital spending, lower overall pricing due to domestic and international overcapacity, lower priced imports, currency fluctuations, and increases in use or decreases in prices of substitute materials. As a result of these factors, our profitability has been and may in the future be subject to significant fluctuation.

Product pricing and raw material costs are subject to volatility, both of which may have an adverse effect on our revenues. From time-to-time, intense competition and excess manufacturing capacity in the commodity stainless steel industry have resulted in reduced prices, excluding raw material surcharges, for many of our stainless steel products sold by the Metals Segment. These factors have had and may have an adverse impact on our revenues, operating results and financial condition. Although inflationary trends in recent years have been moderate, during the same period stainless steel raw material costs, including surcharges on stainless steel, have been volatile. While we are able to mitigate some of the adverse impact of rising raw material costs, such as passing through surcharges to customers, rapid increases in raw material costs may adversely affect our results of operations. Surcharges on stainless steel are also subject to rapid declines which can result in similar declines in selling prices causing a possible marketability problem on the related inventory as well as negatively impacting revenues and profitability. While there has been ample availability of raw materials, there continues to be a significant consolidation of stainless steel suppliers throughout the world which could have an impact on the cost and availability of stainless steel in the future. The ability to implement price increases is dependent on market conditions, economic factors, raw material costs, including surcharges on stainless steel, availability of raw materials, competitive factors, operating costs and other factors, most of which are beyond our control. In addition, to the extent that we have quoted prices to customers and accepted customer orders for products prior to purchasing necessary raw materials, or have existing contracts, we may be unable to raise the price of products to cover all or part of the increased cost of the raw materials.

The Specialty Chemicals Segment uses significant quantities of a variety of specialty and commodity chemicals in its manufacturing processes which are subject to price and availability fluctuations. Any significant variations in the cost and availability of our specialty and commodity materials may negatively affect our business, financial condition or results of operations. The raw materials we use are generally available from numerous independent suppliers. However, some of our raw material needs are met by a sole supplier or only a few suppliers. If any supplier that we rely on for raw materials ceases or limits production, we may incur significant additional costs, including capital costs, in order to find alternate, reliable raw material suppliers. We may also experience significant production delays while locating new supply sources. Purchase prices and availability of these critical raw materials are subject to volatility. Some of the raw materials used by this Segment are derived from petrochemical-based feedstock, such as crude oil and natural gas, which have been subject to historical periods of rapid and significant movements in price. These fluctuations in price could be aggravated by factors beyond our control such as political instability, and supply and demand factors, including OPEC production quotas and increased global demand for petroleum-based products. At any given time we may be unable to obtain an adequate supply of these critical raw materials on a timely basis, on price and other terms acceptable, or at all. If suppliers increase the price of critical raw materials, we may not have alternative sources of supply. We selectively pass changes in the prices of raw materials to our customers from time-to-time. However, we cannot always do so, and any limitation on our ability to pass through any price increases could affect our financial performance.

We rely upon third parties for our supply of energy resources consumed in the manufacture of our products in both of our Segments. The prices for and availability of electricity, natural gas, oil and other energy resources are subject to volatile market conditions. These market conditions often are affected by political and economic factors beyond our control. Disruptions in the supply of energy resources could temporarily impair the ability to manufacture products for customers. Further, increases in energy costs that cannot be passed on to customers, or changes in costs relative to energy costs paid by competitors, has adversely affected, and may continue to adversely affect, our profitability.

We encounter significant competition in all areas of our businesses and may be unable to compete effectively, which could result in reduced profitability and loss of market share. We actively compete with companies producing the same or similar products and, in some instances, with companies producing different products designed for the same uses. We encounter competition from both domestic and foreign sources in price, delivery, service, performance, product innovation and product recognition and quality, depending on the product involved. For some of our products, our competitors are larger and have greater financial resources and less debt than we do. As a result, these competitors may be better able to withstand a change in conditions within the industries in which we operate, a change in the prices of raw materials or a change in the economy as a whole. Our competitors can be expected to continue to develop and introduce new and enhanced products and more efficient production capabilities, which could cause a decline in market acceptance of our products. Current and future consolidation among our competitors and customers also may cause a loss of market share as well as put downward pressure on pricing. Our competitors could cause a reduction in the prices for some of our products as a result of intensified price competition. Competitive pressures can also result in the loss of major customers. If we cannot compete successfully, our business, financial condition and consolidated results of operations could be adversely affected.

The applicability of numerous environmental laws to our manufacturing facilities could cause us to incur material costs and liabilities. We are subject to federal, state, and local environmental, safety and health laws and regulations concerning, among other things, emissions to the air, discharges to land and water and the generation, handling, treatment and disposal of hazardous waste and other materials. Under certain environmental laws, we can be held strictly liable for hazardous substance contamination of any real property we have ever owned, operated or used as a disposal site. We are also required to maintain various environmental permits and licenses, many of which require periodic modification and renewal. Our operations entail the risk of violations of those laws and regulations, and we cannot assure you that we have been or will be at all times in compliance with all of these requirements. In addition, these requirements and their enforcement may become more stringent in the future. Although we cannot predict the ultimate cost of compliance with any such requirements, the costs could be material. Non-compliance could subject us to material liabilities, such as government fines, third-party lawsuits or the suspension of non-compliant operations. We also may be required to make significant site or operational modifications at substantial cost. Future developments also could restrict or eliminate the use of or require us to make modifications to our products, which could have a significant negative impact on our results of operations and cash flows. At any given time, we are involved in claims, litigation, administrative proceedings and investigations of various types involving potential environmental liabilities, including cleanup costs associated with hazardous waste disposal sites at our facilities. We cannot assure you that the resolution of these environmental matters will not have a material adverse effect on our results of operations or cash flows. The ultimate costs and timing of environmental liabilities are difficult to predict. Liability under environmental laws relating to contaminated sites can be imposed retroactively and on a joint and several basis. We could incur significant costs, including cleanup costs, civil or criminal fines and sanctions and third-party claims, as a result of past or future violations of, or liabilities under, environmental laws. For additional information related to environmental matters, see Note F to the Consolidated Financial Statements.

We are dependent upon the continued safe operation of our production facilities which are subject to a number of hazards. In our Specialty Chemicals Segment, these production facilities are subject to hazards associated with the manufacture, handling, storage and transportation of chemical materials and products, including leaks and ruptures, explosions, fires, inclement weather and natural disasters, unscheduled downtime and environmental hazards which could result in liability for workplace injuries and fatalities. In addition, some of our production facilities are highly specialized, which limits our ability to shift production to other facilities in the event of an incident at a particular facility. If a production facility, or a critical portion of a production facility, were temporarily shut down, we likely would incur higher costs for alternate sources of supply for our products. We cannot assure you that we will not experience these types of incidents in the future or that these incidents will not result in production delays or otherwise have a material adverse effect on our business, financial condition or results of operations.

Certain of our employees in the Metals Segment are covered by collective bargaining agreements, and the failure to renew these agreements could result in labor disruptions and increased labor costs. We have 246 employees represented by unions at the Bristol, Tennessee facility, which is 54 percent of our total employees. They are represented by two locals affiliated with the AFL-CIO and one local affiliated with the Teamsters. Collective bargaining contracts will expire in December 2009, March 2010 and February 2014. Although we believe that our present labor relations are satisfactory, our failure to renew these agreements on reasonable terms as the current agreements expire could result in labor disruptions and increased labor costs, which could adversely affect our financial performance.

The limits imposed on us by the restrictive covenants contained in our credit facilities could prevent us from obtaining adequate working capital, making acquisitions or capital improvements, or cause us to lose access to our facilities. Our existing credit facilities contain restrictive covenants that limit our ability to, among other things, borrow money or guarantee the debts of others, use assets as security in other transactions, make investments or other restricted payments or distributions, change our business or enter into new lines of business, and sell or acquire assets or merge with or into other companies. In addition, our credit facilities require us to meet financial ratios which could limit our ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict our financing activities. Our ability to comply with the covenants and other terms of our credit facilities will depend on our future operating performance. If we fail to comply with such covenants and terms, we will be in default and the maturity of the related debt could be accelerated and become immediately due and payable. We may be required to obtain waivers from our lender in order to maintain compliance under our credit facilities, including waivers with respect to our compliance with certain financial covenants. If we are unable to obtain any necessary waivers and the debt under our credit facilities is accelerated, our financial condition would be adversely affected.

We may not have access to capital in the future. We may need new or additional financing in the future to expand our business or refinance existing indebtedness. If we are unable to access capital on satisfactory terms and conditions, we may not be able to expand our business or meet our payment requirements under our existing credit facilities. Our ability to obtain new or additional financing will depend on a variety of factors, many of which are beyond our control. We may not be able to obtain new or additional financing because we may have substantial debt or because we may not have sufficient cash flow to service or repay our existing or future debt. In addition, depending on market conditions and our financial performance, equity financing may not be available on satisfactory terms or at all.

Our existing property and liability insurance coverages contain exclusions and limitations on coverage. We have maintained various forms of insurance, including insurance covering claims related to our properties and risks associated with our operations. From time-to-time, in connection with renewals of insurance, we have experienced additional exclusions and limitations on coverage, larger self-insured retentions and deductibles and higher premiums, primarily from our Specialty Chemicals operations. As a result, in the future our insurance coverage may not cover claims to the extent that it has in the past and the costs that we incur to procure insurance may increase significantly, either of which could have an adverse effect on our results of operations.

We may not be able to make changes necessary to continue to be a market leader and an effective competitor. We believe that we must continue to enhance our existing products and to develop and manufacture new products with improved capabilities in order to continue to be a market leader. We also believe that we must continue to make improvements in our productivity in order to maintain our competitive position. When we invest in new technologies, processes, or production capabilities, we face risks related to construction delays, cost over-runs and unanticipated technical difficulties. Our inability to anticipate, respond to or utilize changing technologies could have a material adverse effect on our business and our consolidated results of operations.

Our strategy of using acquisitions and dispositions to position our businesses may not always be successful. We have historically utilized acquisitions and dispositions in an effort to strategically position our businesses and improve our ability to compete. We plan to continue to do this by seeking specialty niches, acquiring businesses complementary to existing strengths and continually evaluating the performance and strategic fit of our existing business units. We consider acquisition, joint ventures, and other business combination opportunities as well as possible business unit dispositions. From time-to-time, management holds discussions with management of other companies to explore such opportunities. As a result, the relative makeup of the businesses comprising our Company is subject to change. Acquisitions, joint ventures, and other business combinations involve various inherent risks, such as: assessing accurately the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition or other transaction candidates; the potential loss of key personnel of an acquired business; our ability to achieve identified financial and operating synergies anticipated to result from an acquisition or other transaction; and unanticipated changes in business and economic conditions affecting an acquisition or other transaction.

Our internal controls over financial reporting could fail to prevent or detect misstatements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 1B Unresolved Staff Comments

Not applicable.

Item 2 Properties

The Company operates the major plants and facilities listed below, all of which are in adequate condition for their current usage. All facilities throughout the Company are believed to be adequately insured. The buildings are of various types of construction including brick, steel, concrete, concrete block and sheet metal. All have adequate transportation facilities for both raw materials and finished products. The Company owns all of these plants and facilities, except the dye blending and warehouse facilities located in Dalton, Ga.

Location	Principal Operations	Building Square Feet	Land Acres
Spartanburg, SC	Corporate headquarters; Chemical manufacturing and warehouse facilities	211,000	60.9
Cleveland, TN	Chemical manufacturing and warehousing facilities	115,000	8.6
Bristol, TN	Manufacturing of stainless steel pipe and stainless steel piping systems	275,000	73.1
Dalton, GA	Dye blending and warehouse facilities (1)	32,000	2.0
Augusta, GA	Chemical manufacturing (2)	-	46.0

(1) Leased facility.
(2) Plant was closed in 2001 and all structures and manufacturing equipment have been removed.

Item 3 Legal Proceedings

For a discussion of legal proceedings, see Notes F and M to the Consolidated Financial Statements included in Item 8 of this Form 10-K.

Item 4 Submission of Matters to a Vote of Security Holders

No matters were submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders through the solicitation of proxies or otherwise.

PART II

Item 5 Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company had 824 common shareholders of record at March 2, 2009. The Company's common stock trades on the NASDAQ Global Market under the trading symbol SYNL. The Company's credit agreement allows the payment of dividends. On February 12, 2009, the Company's Board of Directors voted to pay a $.10 cash dividend which was paid on March 10, 2009. The Company paid a $.25 cash dividend on March 7, 2008, and the Company paid a $.15 cash dividend on March 15, 2007. The prices shown below are the high and low sales prices for the common stock for each full quarterly period in the last two fiscal years as quoted on the NASDAQ Global Market.

	2008		2007	
Quarter	High	Low	High	Low
1st	$ 17.96	$ 11.00	$ 29.98	$ 18.01
2nd	17.52	11.85	47.45	29.50
3rd	17.44	12.00	36.32	17.01
4th	14.46	3.52	23.89	14.79

The information required by Item 201(d) of Regulation S-K is set forth under Part III, Item 12 of this Form 10-K.

Unregistered Sales of Equity Securities

Pursuant to the compensation arrangement with directors discussed under Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in this Form 10-K, on April 24, 2008, the Company issued to each of its non-employee directors 959 shares of its common stock (an aggregate of 4,795 shares). Such shares were issued to the directors in lieu of $15,000 of their annual cash retainer fees. Issuance of these shares was not registered under the Securities Act of 1933 based on the exemption provided by Section 4(2) thereof because no public offering was involved.

During the fourth quarter ended January 3, 2009, the Registrant did not issue or purchase any other shares of common stock.

Neither the Company, nor any affiliated purchaser (as defined in Rule 10b-18(a)(3) of the Securities Exchange Act of 1934) on behalf of the Company repurchased any of the Company's securities during the fourth quarter of 2008.

Item 6 Selected Financial Data

(Dollar amounts in thousands except for per share data)

Selected Financial Data and Other Financial Information

	2008	2007	2006	2005	2004
Operations					
Net sales	$ 192,476	$ 178,285	$ 152,047	$ 131,408	$ 101,602
Gross profit	19,877	28,163	22,724	16,781	13,976
Selling, general & administrative expense	10,934	11,706	10,562	10,369	9,432
Operating income	8,943	16,457	12,757	6,412	4,544
Net income continuing operations	5,983	10,125	7,608	5,147	2,274
Net loss discontinued operations	-	-	-	(51)	(1,100)
Net income	5,983	10,125	7,608	5,096	1,174
Financial Position					
Total assets	94,366	96,621	89,357	70,982	71,202
Working capital	50,859	46,699	46,384	28,664	35,088
Long-term debt, less current portion	9,959	10,246	17,731	8,091	21,205
Shareholders' equity	62,867	58,140	47,127	39,296	33,930
Financial Ratios					
Current ratio	4.0	2.9	3.4	2.5	3.8
Gross profit to net sales	10%	16%	15%	13%	14%
Long-term debt to capital	14%	15%	27%	17%	38%
Return on average assets	6%	11%	9%	7%	3%
Return on average equity	10%	19%	18%	14%	7%
Per Share Data (income/(loss) – diluted)					
Net income continuing operations	$ .95	$ 1.60	$ 1.22	$ .84	$ .37
Net loss discontinued operations	-	-	-	(.01)	(.18)
Net income	.95	1.60	1.22	.83	.19
Dividends declared and paid	.25	.15	-	-	-
Book value	10.06	9.32	7.68	6.43	5.64
Other Data					
Depreciation and amortization	$ 2,796	$ 2,634	$ 2,672	$ 2,862	$ 3,068
Capital expenditures	$ 4,037	$ 4,486	$ 3,092	$ 3,246	$ 2,313
Employees at year end	459	482	437	434	442
Shareholders of record at year end	826	834	897	935	1,009
Average shares outstanding - diluted	6,281	6,296	6,234	6,139	6,142
Stock Price					
Price range of common stock					
High	$ 17.96	$ 47.45	$ 18.90	$ 12.34	$ 10.75
Low	3.52	14.79	10.38	9.10	6.52
Close	5.00	17.67	18.54	10.46	9.90

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discuss the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

The Company maintains allowances for doubtful accounts, $1,279,000 as of January 3, 2009, for estimated losses resulting from the inability of its customers to make required payments and for disputed claims and quality issues. If the financial condition of any of the customers of the Company were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company writes down its inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and current market conditions. As of January 3, 2009, the Company has $4,467,000 accrued for inventory obsolescence and market reserves. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. See the Comparison of 2008 to 2007 – Metals Segment below.

As noted in Note F to the Consolidated Financial Statements included in Item 8 of this Form 10-K, the Company has accrued $1,364,000 as of January 3, 2009, in environmental remediation costs which, in management's best estimate, are expected to satisfy anticipated costs of known remediation requirements as outlined in Note F. Expenditures related to costs currently accrued are not discounted to their present values and are expected to be made over the next three to four years. However, as a result of the evolving nature of the environmental regulations, the difficulty in estimating the extent and necessary remediation of environmental contamination, and the availability and application of technology, the estimated costs for future environmental compliance and remediation are subject to uncertainties and it is not possible to predict the amount or timing of future costs of environmental matters which may subsequently be determined. Changes in information known to management or in applicable regulations may require the Company to record additional remediation reserves.

The Company continually reviews the recoverability of the carrying value of long-lived assets. The Company also reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. When the future undiscounted cash flows of the operation to which the assets relate do not exceed the carrying value of the asset, the assets are written down to fair value. Based on assessments performed in 2008 on the assets of the Company, no write-downs were deemed necessary. The Company also reviews the $1,355,000 of goodwill for impairment annually in the fourth quarter utilizing applicable fair value measurements and based on its review in 2008, concluded that no impairment charges were necessary. The Company believes that if impairment charges should occur with respect to its existing assets, the charges would not be material to the consolidated financial statements. However, if business conditions at any of the plant sites were to deteriorate to an extent where cash flows and other impairment measurements indicated values for the related long-lived assets, including goodwill, were less than the carrying values of those assets, significant impairment charges could be necessary. Based on the closing price of the Company's common stock at January 3, 2009, the aggregate market value of the Company was significantly below the consolidated book value of the Company at January 3, 2009. As a result, the Company also estimated the fair value of all of the other reporting units in the Company, and compared the result to the aggregate market capitalization in order to ensure that the reporting unit with the goodwill was not overvalued.

Liquidity and Capital Resources

Cash flows provided by operations during 2008 totaled $5,940,000. This compares to cash flows provided by operations during 2007 of $12,333,000, or a decrease in cash flows of $6,393,000 from 2007 to 2008. Cash flows in 2008 were generated from net income totaling $8,779,000 before depreciation and amortization expense of $2,796,000. Cash flows were also positively impacted in 2008 by a $5,890,000 decrease in the Company's inventories as inventories declined from $48,801,000 at the end of 2007 to $42,911,000 at the end of 2008. Almost all of the decrease occurred in the Metals Segment, primarily as a result of the significant declines in cost from stainless steel surcharges, discussed further in the Metals Segment Comparison of 2008 to 2007 below. Accounts receivable increased $1,381,000 in 2008, reflecting a 13 percent increase in sales in the fourth quarter of 2008. In addition, accounts payable decreased $3,735,000 in 2008, resulting primarily from the decline in the costs of raw materials discussed above combined with the timing of the receipt of and payment for stainless steel raw materials by the Metals Segment at year end. The accounts receivable increase and accounts payable decrease more than offset cash flows generated from the inventory decline. Also negatively impacting cash flows in 2008 was a decline in accrued expenses at the end of 2008 compared to the end of 2007, as advances from customers (prepayments from customers used to purchase raw materials required for piping systems projects) declined $2,453,000, and accruals for profit based incentives declined $1,157,000 reflecting the reduction in profits earned in 2008 compared to 2007.

Cash flows in 2007 were generated from net income totaling $12,759,000 before depreciation and amortization expense of $2,634,000. In 2007, conditions in the Metals Segment were reversed from those existing in 2008 as the Segment was experiencing significant increases in stainless steel surcharges driving up inventory costs. As a result, consolidated inventories increased $7,256,000 in 2007, which also negatively impacted 2007's cash flows. Accounts receivable declined $2,312,000 in 2007, primarily from the decline in sales experienced in 2007, down four percent over the prior year amount. Accounts payable increased $1,735,000 in 2007, resulting primarily from the increase in the costs of raw materials discussed above, combined with the timing of the receipt of and payment for stainless steel raw materials by the Metals Segment at year end. The net result of the inventory and accounts receivable increases and the accounts payable decrease was a $3,209,000 use of cash flows in 2007. Cash flows were positively impacted by a $4,245,000 increase in advances from customers, included in accrued expenses, at the end of 2007, compared to the end of 2006, offset by a $1,829,000 decrease in income tax liabilities.

In 2008, the Company's current assets decreased $3,538,000 and current liabilities decreased $7,698,000, from the year ended 2007 amounts, which caused working capital for 2008 to increase by $4,160,000 to $50,859,000 from the 2007 total of $46,699,000. The current ratio for the year ended January 3, 2009, increased to 4.0:1 from the 2007 year-end ratio of 2.9:1.

In 2008, the Company utilized its line of credit facility to fund its working capital needs and fund capital expenditures of $4,037,000. As a result of the cash flows generated in 2008, the Company was able to pay a $1,566,000 dividend and reduce borrowings by $287,000 in 2008. The Company expects that cash flows from 2009 operations and available borrowings will be sufficient to make debt payments, fund estimated capital expenditures of $3,900,000 and normal operating requirements, and pay a dividend of $.10 per share, or a total of $625,000, on March 10, 2009. The Company's Credit Agreement with a lender provides a $27,000,000 line of credit that expires on December 31, 2010. The Agreement provides for a revolving line of credit of $20,000,000, which includes a $5,000,000 sub-limit for swing-line loans that requires additional pre-approval by the bank, and a five-year $7,000,000 term loan requiring equal quarterly payments of $117,000 with a balloon payment at the expiration date. Borrowings under the revolving line of credit are limited to an amount equal to a borrowing base calculation that includes eligible accounts receivable, inventories, and cash surrender value of the Company's life insurance as defined in the Agreement. As of January 3, 2009, the amount available for borrowing was $15,000,000, of which $4,942,000 was borrowed, leaving $10,058,000 of availability. Borrowings under the Credit Agreement are collateralized by substantially all of the assets of the Company. At January 3, 2009, the Company was in compliance with its debt covenants which include, among others, maintaining certain EBITDA, fixed charge and tangible net worth ratios and amounts.

Results of Operations

Comparison of 2008 to 2007

The Company generated net income of $5,893,000, or $.95 per share, on sales of $192,476,000 in 2008, compared to net earnings of $10,125,000, or $1.60 per share, on sales of $178,285,000 in 2007. For the fourth quarter of 2008, the Company experienced a net loss of $513,000, or $.08 per share, on sales of $43,489,000, compared to net earnings of $1,144,000, or $.18 per share, on sales of $38,431,000 in the fourth quarter of 2007.

Consolidated gross profits declined 29 percent to $19,877,000 in 2008, compared to $28,163,000 in 2007, and as a percent of sales decreased to ten percent of sales in 2008 compared to 16 percent of sales in 2007. Most of the decreases in dollars and in percentage of sales were in the Metals Segment as discussed in the Metals Segment Comparison of 2008 to 2007 below. Consolidated selling, general and administrative expense for 2008 decreased by $772,000, compared to 2007, and declined one percent as a percent of sales to six percent. The dollar decrease resulted primarily from a decrease in 2008 in management incentives, which are based on profits, compared to 2007.

Comparison of 2007 to 2006

In 2007, the Company generated a 33 percent increase in net income, earning $10,125,000, or $1.60 per share, on sales of $178,285,000, which is a 17 percent increase over the previous record sales of 2006. This compares to net earnings of $7,608,000, or $1.22 per share, on sales of $152,047,000 in 2006. For the fourth quarter of 2007, net earnings declined 62 percent to $1,144,000, or $.18 per share on a four percent sales decline to $38,431,000, compared to net earnings of $3,003,000, or $.48 per share, on sales of $40,059,000 in the fourth quarter of 2006. Included in net earnings for the fiscal year ending December 30, 2006 was an after-tax gain from the sale of property and plant, net of relocation costs of $378,000, or $.06 per share, which was recorded in the first nine months of 2006.

Consolidated gross profits increased 24 percent or $5,439,000 to $28,163,000 in 2007 compared to 2006, and as a percent of sales increased one percent to 16 percent of sales in 2007 compared to 2006. Most of the increase in dollars and increase in percentage of sales came from the Metals Segment as discussed in the Metals Segment Comparison of 2007 to 2006 below. Consolidated selling, general and administrative expense for 2007 increased by $1,144,000 compared to 2006, but remained unchanged as a percent of sales at seven percent. The dollar increase came primarily from a combination of incurring costs of more than $250,000 from implementing Sarbanes-Oxley Section 404 Regulations covering internal controls, and an increase in 2007 in management incentives, which are based on profits, compared to 2006.

Metals Segment–The following table summarizes operating results and backlogs for the three years indicated. Reference should be made to Note O to the Consolidated Financial Statements included in Item 8 of this Form 10-K.

	2008		2007		2006	
(Amount in thousands)	Amount	%	Amount	%	Amount	%
Net sales	$131,877	100.0%	$ 126,219	100.0%	$ 102,822	100.0%
Cost of goods sold	117,856	89.4%	104,816	83.0%	86,712	84.3%
Gross profit	14,021	10.6%	21,403	17.0%	16,110	15.7%
Selling and administrative expense	4,696	3.6%	5,015	4.0%	4,498	4.4%
Operating income	$ 9,325	7.0%	$ 16,388	13.0%	$ 11,612	11.3%
Year-end backlogs - Piping systems	$ 45,500		$ 57,000		$ 54,900	

Comparison of 2008 to 2007 – Metals Segment

The Metals Segment sales increased five percent for the year ended 2008 compared to 2007 from a seven percent increase in average selling prices, partially offset by a five percent decline in unit volumes. Gross profit for the year ended 2008 declined 35 percent to $14,021,000, or 11 percent of sales, from 2007 year end's total of $21,403,000, or 17 percent of sales. Operating income for the year ended 2008 declined 43 percent to $9,325,000 from 2007 year end's total of $16,388,000. Sales for the fourth quarter of 2008 increased 11 percent to $28,209,000 from sales of $25,410,000 in the fourth quarter of 2007, resulting from a 49 percent increase in unit volumes, partially offset by a 16 percent decline in average selling prices. The Segment had a negative gross margin of $602,000 for the fourth quarter of 2008 compared to a gross profit of $2,575,000, or ten percent of sales, for the fourth quarter of 2007. The Segment experienced an operating loss of $1,196,000 for the fourth quarter of 2008 compared to generating operating income of $1,937,000 in the fourth quarter of 2007.

Commodity pipe unit volumes increased 200 percent in the fourth quarter of 2008 resulting in a three percent increase for the year compared to the same period last year. The increase in commodity volumes reflects the apparent benefit that the unfair-trade case, filed in January 2008 by U.S. producers of stainless steel pipe and the United Steelworkers Union against China, had on imports over the last three quarters of 2008, coupled with the very low volume experienced in 2007's fourth quarter. Gross profits are impacted by stainless steel surcharges which are assessed each month by the stainless steel producers to cover the change in their costs of certain raw materials. The Company, in turn, passes on the surcharge in the sales prices charged to its customers. Under the Company's first-in-first-out (FIFO) inventory method, cost of goods sold is charged for the surcharges that were in effect three or more months prior to the month of sale. Accordingly, if surcharges are in an upward trend, reported profits will benefit. Conversely, when surcharges go down, profits are reduced. Unfortunately, stainless steel surcharges began a decline in the third quarter of 2008 which accelerated in the fourth quarter of 2008 which reduced profits significantly. This decline created steady downward pressure on commodity selling prices causing average selling prices to fall 32 percent in the fourth quarter of 2008 and 11 percent for the year compared to the same periods in 2007. This resulted in an approximately $2,000,000 loss in the fourth quarter of 2008 under our FIFO inventory method that matched the low selling prices with much higher inventory costs. The rapid decline in commodity pricing also created an inventory valuation issue at year end as the market value of much of our commodity inventory fell below our costs, which led to an approximate $1,000,000 charge in the fourth quarter of 2008 to reduce the January 3, 2009 inventory value to market prices.

The non-commodity business continued to deliver excellent results. Although unit volumes fell 14 percent for the year and 27 percent in the fourth quarter of 2008, average selling prices increased 31 percent for the year and 16 percent for the quarter compared to the same periods in 2007. The majority of the decline in unit volumes came in our piping systems operation as customers pushed out delivery dates in the fourth quarter of 2008 in response to the economic downturn. The increase in average selling prices came primarily from a change in product mix. As a result, the non-commodity business generated excellent gross profits for the year and in the fourth quarter of 2008. Piping systems' backlog was $45,500,000 at the end of the fourth quarter of 2008 compared to $38,700,000 at the end of the third quarter of 2008 and $57,000,000 at the end of the fourth quarter of 2007.

Selling and administrative expense decreased $319,000, or six percent in 2008 when compared to 2007, but remained unchanged at four percent of sales in 2008 consistent with 2007. The dollar decrease came primarily from decreased management incentives, which are based on profits, offset somewhat by an increase in sales commission expense, resulting from the increase in sales in 2008 compared to 2007.

Comparison of 2007 to 2006 – Metals Segment

The Metals Segment achieved sales growth of 23 percent for 2007 from a 61 percent increase in average selling prices, partially offset by a 24 percent decline in unit volumes when compared to 2006. Operating income of $16,388,000 was 41 percent higher than 2006's total of $11,612,000. The large increases in average selling prices resulted partly from higher stainless steel surcharges, primarily in the first three quarters of 2007, compared to 2006. The increased selling prices resulted from our accomplishing our goal of expanding into markets that require larger pipe sizes, higher-priced alloys, larger proportions of non-commodity products, and products fabricated by our piping systems plant. The change in product mix includes the successful development of business from liquid natural gas (LNG), wastewater and water treatment, biofuels and electric utility scrubber projects. Many of the products produced for these markets are subject to more stringent specifications, including 100 percent x-ray of the weld seams. In addition, some of these non-commodity products are made from expensive alloys and are more difficult to produce. Accordingly, their cost and sales price are much higher than commodity products.

The decline in unit volume for 2007 as compared to 2006 resulted from a 37 percent decline in pipe sales, partially offset by a 31 percent increase in piping systems. The increase in gross profit was more than accounted for by a surge in our piping systems products to more than triple the amounts earned in 2006, while pipe sales yielded slightly lower profits. During the first six months of 2007, the Company continued to experience an upward trend in surcharges experienced in the third and fourth quarters of 2006. As a result, surcharges were significantly higher than they were in the first six months of 2006 with an accompanying benefit to gross profits. Over the last six months of 2007, surcharges declined reducing gross profits.

Sales for the fourth quarter of 2007 declined 12 percent from a 44 percent decline in unit volumes, partially offset by a 57 percent increase in average selling prices, while operating income declined 60 percent to $1,937,000 for the fourth quarter of 2007, compared to $4,892,000 in the fourth quarter of 2006. The decrease in unit volume experienced in the fourth quarter of 2007 resulted from a 75 percent decline in commodity pipe sales, partially offset by 31 percent higher piping systems unit volumes compared to the fourth quarter of 2006. Weak market conditions that began in the third quarter of 2007 deteriorated further in the fourth quarter of 2007 causing the big unit volume decrease in pipe sales. Stainless steel surcharges in 2007 declined significantly in August, September and October, and although nickel prices rose in November and December, they flattened in January 2008 and fell in February 2008. This uncertainty of nickel pricing along with distributors' desire to reduce inventories at 2007 year end caused distributors to limit purchases throughout the fourth quarter of 2007. Another factor causing the volume declines for the year and fourth quarter of 2007 when compared to the same periods of 2006 was the significant increase in imports, primarily from China. Finally, the weakening of end-use demand for commodity pipe experienced toward the end of the third quarter of 2007 accelerated in the fourth quarter of 2007. Although our non-commodity business in the fourth quarter of 2007 was strong, it was not enough to offset the negative impact on profitability from the lower than expected commodity pipe sales which generated substantial under absorption of fixed and overhead costs. Piping systems continued to experience the favorable impact of its strong backlog as operating income increased significantly in the fourth quarter of 2007 compared to a year earlier. Piping systems' backlog was $57,000,000 at the end of 2007 compared to $54,900,000 at the end 2006.

Selling and administrative expense increased $517,000, or 12 percent in 2007 when compared to 2006, but remained unchanged at four percent of sales in 2007 consistent with 2006. The dollar increase came primarily from increased management incentives, which are based on profits, and sales commissions, resulting from the increase in sales in 2007 compared to 2006.

Specialty Chemicals Segment–The following tables summarize operating results for the three years indicated. Reference should be made to Note O to the Consolidated Financial Statements included in Item 8 of this Form 10-K.

	2008		2007		2006	
(Amount in thousands)	Amount	%	Amount	%	Amount	%
Net sales	$ 60,599	100.0%	$ 52,066	100.0%	$ 49,225	100.0%
Cost of goods sold	54,743	90.3%	45,306	87.0%	42,611	86.6%
Gross profit	5,856	9.7%	6,760	13.0%	6,614	13.4%
Selling and administrative expense	3,745	6.2%	3,983	7.6%	3,970	8.1%
Operating income	$ 2,111	3.5%	$ 2,777	5.4%	$ 2,644	5.3%

Comparison of 2008 to 2007 – Specialty Chemicals Segment

The Specialty Chemicals Segment sales increased 16 percent for the year ended 2008 compared to 2007. In spite of the sales increase, gross profit for the year ended 2008 decreased 13 percent to $5,856,000, or ten percent of sales, compared to a gross profit of $6,760,000, or 13 percent of sales, for 2007. Operating income declined 24 percent to $2,111,000 for the year ended 2008 compared to $2,777,000 earned in 2007. Sales increased 17 percent to $15,280,000 for the fourth quarter of 2008 compared to $13,021,000 for the fourth quarter of 2007. Gross profit for the fourth quarter of 2008 was $1,040,000, or seven percent of sales, which was down 30 percent from the fourth quarter of 2007's total of $1,479,000, or 11 percent of sales. Operating income declined 64 percent to $191,000 for the fourth quarter of 2008 compared to $538,000 for the fourth quarter of 2007. The increase in revenues in 2008 came primarily from adding new products during the year, together with increased selling prices of our basic chemical products to pass on some of the higher raw material and energy-related costs. The declines in gross profit and operating income for the year and fourth quarter of 2008, when compared to the same periods in 2007, were caused primarily by our inability to pass on all of the increases in raw material and energy related costs. Gross profits in 2008 were also negatively impacted by higher than expected start up costs from several of the new products added in 2008. We also had approximately $130,000 in claims and the write down of inventories to reflect obsolescence and market valuation issues that negatively impacted the fourth quarter of 2008.

Selling and administrative expense decreased $238,000 or six percent in 2008 compared to the 2007 amount, and decreased to six percent of sales in 2008 from eight percent of sales in 2007. The decrease resulted primarily from reduced selling expenses primarily in the OP operation.

Comparison of 2007 to 2006 – Specialty Chemicals Segment

The Specialty Chemicals Segment sales increased six percent for the year ended 2007 and 18 percent in the fourth quarter of 2007 compared to the same periods of 2006. The increase in revenues in 2007 resulted primarily from adding several new products during the year, an increase in demand for our contract manufacturing products, and increased selling prices on our basic chemical products to pass on higher energy related costs. Our basic chemical and contract manufacturing businesses continued to benefit from favorable market conditions experienced throughout 2007. As a result, gross profits for 2007 increased two percent to $6,760,000 compared to $6,614,000 for 2006. Although sales increased in the fourth quarter of 2007 compared to 2006, gross profit as a percent of sales declined two percent to 11 percent, or $1,479,000, compared to 13 percent, or $1,483,000, generated in 2006. Sales and gross profits were negatively impacted both for the year and fourth quarter of 2007 by lower results in our pigment business resulting from increased raw material costs that we were unable to pass on, coupled with a slowdown in business throughout the pigment product lines.

Selling and administrative expense increased $13,000, or less than one percent in 2007 compared to 2006, and remained unchanged at eight percent of sales in 2007, consistent with 2006. As a result of the factors discussed above, operating income for 2007 increased five percent to $2,777,000, compared to $2,644,000 for 2006, and declined 14 percent to $538,000 for the fourth quarter of 2007, compared to $622,000 for the fourth quarter of 2006.

Unallocated Income and Expense

Reference should be made to Note O to the Consolidated Financial Statements, included in Item 8 of this Form 10-K, for the schedule that includes these items.

Comparison of 2008 to 2007 – Corporate

Corporate expense decreased $215,000, or 29 percent, to $2,493,000 for 2008, compared to $2,708,000 incurred in 2007. The decrease resulted primarily from a decrease in management incentives totaling $299,000 in 2008 when compared to 2007's total of $762,000, offset somewhat by environmental expenses in 2008 of $647,000, compared to $441,000 in 2007. Interest expense in 2008 decreased $321,000 from 2007 as a result of decreases in borrowings and the LIBOR interest rate under the lines of credit with the Company's bank. The amount accrued to record the fair market value of the Company's interest rate swap increased $181,000 to $376,000 at January 3, 2009, up from $195,000 accrued at 2007 year end, also reflecting the reduction in the LIBOR interest rate. See Item 7A below.

Comparison of 2007 to 2006 – Corporate

Corporate expense increased $613,000, or 29 percent, to $2,708,000 for 2007, compared to $2,095,000 incurred in 2006. The increase resulted primarily from increased management incentives in 2007 when compared to 2006, environmental expenses of $441,000, compared to $360,000 in 2006, and more than $250,000 from implementing Sarbanes-Oxley Section 404 Regulations in 2007 covering internal controls. Interest expense in 2007 increased $248,000 from 2007 as a result of increases in borrowings and the LIBOR interest rate under the lines of credit with the Company's bank. The Company also had accrued a $195,000 liability at December 27, 2007, which increased $147,000 from $48,000 accrued at 2006 year end, reflecting the fair market value of the Company's interest rate swap contract. See Item 7A below.

Contractual Obligations and Other Commitments

As of January 3, 2009, the Company's contractual obligations and other commitments were as follows:

(Amounts in thousands)		Payment Obligations for the Year Ended					
	Total	2009	2010	2011	2012	2013	Thereafter
Obligations:							
Long-term debt [1]	$ 5,483	$ 467	$ 5,016	$ -	$ -	$ -	$ -
Revolving credit facility [1]	4,942	-	4,942	-	-	-	-
Interest payments [2]	1,284	652	632	-	-	-	-
Operating leases	215	90	82	37	3	3	-
Capital leases	-	-	-	-	-	-	-
Purchase obligations	-	-	-	-	-	-	-
Deferred compensation [3]	370	72	72	72	72	72	10
Total	$ 12,294	$ 1,281	$ 10,744	$ 109	$ 75	$ 75	$ 10

(1) Includes only obligations to pay principal not interest expense.

(2) Represents estimated interest payments to be made on the bank debt, with principal payments made as scheduled using average borrowings for each year times the average interest rate for 2008 on the debt and payments on the Company's $4,500,000 interest rate swap which expires in 2010.

(3) For a description of the deferred compensation obligation, see Note G to the Consolidated Financial Statements included in Item 8 of this Form 10-K.

Off-Balance Sheet Arrangements

See Note Q to the Consolidated Financial Statements included in Item 8 of this Form 10-K for a discussion of the Company's off-balance sheet arrangements.

Current Conditions and Outlook

Management of the Specialty Chemicals Segment was successful in increasing revenues in 2008 reflecting efforts to generate new products, improve existing products, and compete in markets not as susceptible to foreign imports. Unfortunately, higher petroleum costs drove up raw material and energy costs which hurt profitability. If the recent decline in oil and natural gas prices continues into the future, our costs of raw materials and energy costs should decline, which would help profitability. On March 6, 2009, The Company entered into a Purchase Agreement to sell the pigment dispersion business of OP. The sale includes substantially all of OP's assets for a purchase price approximately equal to their net book value as of the date of sale, and any gain or loss resulting from the disposition will not be material. As part of the Agreement, the Company will continue to toll manufacture pigments for a transitional period of up to one year. OP will continue to produce and sell chemical dispersions utilizing some of its existing equipment, and is attempting to introduce new chemical dispersions directed at the latex and rubber industries, as well as other selected targeted customers. Management believes that divesting the pigment dispersion business will free up resources and working capital allowing the Specialty Chemicals Segment to focus on activities more in line with the remaining specialty chemicals operations. Although Management is confident it is positioned to compete effectively, current economic conditions make operating performance in 2009 uncertain.

As a result of the significant increases in stainless steel pipe imported from China, the Metals Segment along with three other U.S. producers of stainless steel pipe and the United Steelworkers Union filed an unfair-trade case against China on January 30, 2008. It is the third case involving pipe and tube imports from China filed since early 2007. The U.S. Department of Commerce (DOC) findings have supported petitioners in all three cases, and it has issued final determinations on welded stainless steel pipe. On January 21, 2009, it announced its determination of duties ranging from 12 percent to over 300 percent on stainless steel welded pipe smaller than 16 inches in diameter imported from China. The International Trade Commission (ITC) had its final vote in late February and will issue its final ruling in March. As discussed above, based on activity over the last three quarters, we believe the actions by the ITC and the DOC have already reduced import activity and have had a positive influence on demand for domestic producers. This is encouraging, but, until this trade case is finalized, it will add uncertainty to the future results from commodity pipe. This positive impact on commodity pipe volumes has been offset by falling stainless steel prices which, along with the uncertainty of the economy, have caused distributors to limit stocking of inventories. Although stainless steel surcharges appear to have stabilized so far in 2009, the significant declines experienced in the fourth quarter of 2008 have created a poor pricing environment for our commodity pipe, which will negatively impact profitability in the first quarter of 2009. It is possible that the stimulus spending by the Federal Government will fund increased activity in the water and waste water treatment area, which is a significant part of our piping systems business. However, the impact from current economic conditions both domestically and world-wide makes it difficult to predict the performance of this Segment for 2009. In spite of this, management continues to be optimistic about the piping systems business over the long term based on our current bidding activity for projects and our strong backlog, with over 80 percent of the backlog coming from energy and water and wastewater treatment projects. The backlog was $45,500,000 at the end of the fourth quarter of 2008 of which approximately 75 percent should be completed in 2009. Management also believes we are the largest and most capable domestic producer of non-commodity stainless pipe and an effective producer of commodity stainless pipe which should serve the Company well in the long term.

Item 7A Quantitative and Qualitative Disclosures about Market Risks

The Company is exposed to market risks from adverse changes in interest rates. In this regard, changes in U. S. interest rates affect the interest earned on the Company's cash and cash equivalents as well as interest paid on its indebtedness. Except as described below, the Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company is exposed to changes in interest rates primarily as a result of its borrowing activities used to maintain liquidity and fund business operations.

Fair value of the Company's debt obligations, which approximated the recorded value, consisted of:

At January 3, 2009

$10,426,000 under a $27,000,000 line of credit and term loan agreement expiring December 31, 2010 with a variable interest rate of 1.95 percent.

At December 27, 2007

$10,713,000 under a $27,000,000 line of credit and term loan agreement expiring December 31, 2010 with a variable interest rate of 6.73 percent.

The Company periodically utilizes derivative instruments that are designated and qualify as hedges under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" and related pronouncements. Cash flow and fair value hedges are hedges that are intended to eliminate the risk of changes in the fair values of assets, liabilities and certain types of firm commitments. The Company's objective in using these instruments is to help protect its earnings and cash flows from interest rate risks on its long-term indebtedness and fluctuations in the fair value of commodities used in the Company's stainless steel raw materials. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. In this documentation, the Company specifically identifies the asset, liability and non-cancelable commitment that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to that item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis. The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative expires; when it is probable that the forecasted transaction will not occur; when a hedged firm commitment no longer meets the definition of a firm commitment; or when management determines that designation of the derivative as a hedge instrument is no longer appropriate.

Cash flow hedges are hedges that use derivatives to offset the variability of expected future cash flows. Variability can appear in floating rate liabilities and can arise from changes in interest rates. The Company uses an interest rate swap in which it pays a fixed rate of interest while receiving a variable rate of interest to change the cash flow profile of its variable-rate borrowing to match a fixed rate profile. As discussed in Note D to the Consolidated Financial Statements, the Company entered into a long-term debt agreement with its bank and pays interest based on a variable interest rate. To mitigate the variability of the interest rate risk, the Company entered into a derivative/swap contract in February of 2006 with the bank, coupled with a third party who will pay a variable rate of interest (an “interest rate swap”). The interest rate swap has a notional amount of $4,500,000 pursuant to which the Company receives interest at Libor and pays interest at a fixed interest rate of 5.27 percent, and runs from March 1, 2006 to December 31, 2010, which equates to the final payment amount and due date of the term loan. Although the swap is expected to effectively offset variable interest in the borrowing, hedge accounting is not utilized. Therefore, changes in its fair value are being recorded in current assets or liabilities, as appropriate, with corresponding offsetting entries to other expense.

In the ordinary course of business, the Company's income and cash flows may be affected by fluctuations in the price of nickel, which is a component of stainless steel raw materials used in its production of stainless steel pipe. The Company is subject to raw material surcharges on the nickel component from its stainless steel suppliers. For certain non-cancelable fixed price sales contracts having delivery dates in the future, the Company is not able to obtain fixed price purchase commitments to cover the nickel surcharge component of the stainless steel raw material requirements of the sales contract which creates a cost exposure from fluctuations in the nickel surcharges. Where such exposure exists, the Company considers the use of cash settled commodity price swaps with durations approximately equal to the expected delivery dates of the applicable raw materials to hedge the price of its nickel requirements. The Company designates these instruments as fair value hedges and the resulting changes in their fair value are recorded as inventory costs. Subsequent gains and losses are recognized in cost of products sold in the same period as the underlying physical transaction. While these hedging activities may protect the Company against higher nickel prices, they may also prevent realizing possible lower raw material costs in the event that the market price of nickel falls below the price stated in a forward sale or futures contract. There were no outstanding hedging contracts on nickel commodities at January 3, 2009 or December 29, 2007.

Item 8 Financial Statements and Supplementary Data

The Company's consolidated financial statements, related notes, report of management and report of the independent registered public accounting firm follow on subsequent pages of this report.

Consolidated Balance Sheets

Years ended January 3, 2009 and December 29, 2007

	2008	2007
Assets		
Current assets		
Cash and cash equivalents	$ 97,215	$ 28,269
Accounts receivable, less allowance for doubtful accounts of $1,279,000 and $1,236,000, respectively	21,201,589	19,887,556
Inventories		
Raw materials	13,678,997	9,218,395
Work-in-process	16,755,349	28,824,639
Finished goods	12,476,926	10,758,064
Total inventories	42,911,272	48,801,098
Deferred income taxes (Note J)	2,265,949	2,284,000
Prepaid expenses and other current assets	1,419,841	433,250
Total current assets	67,895,866	71,434,173
Cash value of life insurance	2,867,975	2,805,500
Property, plant and equipment, net (Note C)	22,129,571	20,858,606
Goodwill	1,354,730	1,354,730
Deferred charges, net	118,035	168,291
Total assets	$ 94,366,177	$ 96,621,300
Liabilities and Shareholders' Equity		
Current liabilities		
Current portion of long-term debt (Note D)	$ 466,667	$ 466,667
Accounts payable	9,294,052	13,029,172
Accrued expenses (Notes D and E)	6,722,397	10,772,331
Current portion of environmental reserves (Note F)	554,000	467,371
Total current liabilities	17,037,116	24,735,541
Long-term debt (Note D)	9,958,981	10,246,015
Environmental reserves (Note F)	810,000	580,000
Deferred compensation (Note G)	369,512	409,462
Deferred income taxes (Note J)	3,324,000	2,510,000
Shareholders' equity (Notes H and I)		
Common stock, par value $1 per share - authorized 12,000,000 shares; issued 8,000,000 shares	8,000,000	8,000,000
Capital in excess of par value	752,765	532,860
Retained earnings	69,529,995	65,113,597
	78,282,760	73,646,457
Less cost of common stock in treasury: 1,752,466 and 1,762,695 shares, respectively	15,416,192	15,506,175
Total shareholders' equity	62,866,568	58,140,282
Total liabilities and shareholders' equity	$ 94,366,177	$ 96,621,300

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Years ended January 3, 2009, December 29, 2007 and December 30, 2006

	2008	2007	2006
Net sales	**$ 192,476,072**	$ 178,285,015	$ 152,047,386
Cost of sales	**172,598,831**	150,121,564	129,323,082
Gross profit	**19,877,241**	28,163,451	22,724,304
Selling, general and administrative expense	**10,933,874**	11,706,485	10,562,498
Gain from sale of property and plant (Note B)	-	-	(595,600)
Operating income	**8,943,367**	16,456,966	12,757,406
Other (income) and expense			
Interest expense	**684,943**	1,006,413	757,884
Change in fair value of interest rate swap (Note D)	**181,000**	147,000	36,000
Other, net (Note B)	**(401,268)**	(20,211)	(632)
Income before income tax	**8,478,692**	15,323,764	11,964,154
Provision for income taxes	**2,496,000**	5,199,000	4,356,000
Net income	**$ 5,982,692**	$ 10,124,764	$ 7,608,154
Net income:			
Per basic common share	**$ .96**	$ 1.63	$ 1.24
Per diluted common share	**$ .95**	$ 1.60	$ 1.22

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Cost of Common Stock in Treasury	Total
Balance at December 31, 2005	$ 8,000,000	$ -	$ 47,329,620	$ (16,033,282)	$ 39,296,338
Net income			7,608,154		7,608,154
Issuance of 6,554 shares of common stock from the treasury		25,690		55,536	81,226
Stock options exercised for 21,173 shares, net		(44,611)	(16,752)	127,173	65,810
Employee stock option compensation		75,624			75,624
Balance at December 30, 2006	8,000,000	56,703	54,921,022	(15,850,573)	47,127,152
Net income			10,124,764		10,124,764
Payment of dividends, $.15 per per share			(927,189)		(927,189)
Issuance of 1,945 shares of common stock from the treasury		57,919		17,070	74,989
Stock options exercised for 99,793 shares, net		223,137		327,328	550,465
Employee stock option and grant compensation		174,761			174,761
Capital contribution		20,340			20,340
Impact of adoption of FIN 48 - (Note J)			995,000		995,000
Balance at December 29, 2007	8,000,000	532,860	65,113,597	(15,506,175)	58,140,282
Net income			**5,982,692**		**5,982,692**
Payment of dividends, $.25 per share			**(1,566,294)**		**(1,566,294)**
Issuance of 9,229 shares of common stock from the treasury		**7,472**		**81,186**	**88,658**
Stock options exercised for 1,000 shares, net		**(4,147)**		**8,797**	**4,650**
Employee stock option and grant compensation		**216,580**			**216,580**
Balance at January 3, 2009	**$ 8,000,000**	**$ 752,765**	**$ 69,529,995**	**$ (15,416,192)**	**$ 62,866,568**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended January 3, 2009, December 29, 2007 and December 30, 2006

	2008	2007	2006
Operating activities			
Net income	**$ 5,982,692**	$10,124,764	$ 7,608,154
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation expense	**2,745,738**	2,579,142	2,616,940
Amortization of deferred charges	**50,256**	54,924	54,924
Deferred income taxes	**832,051**	(581,000)	14,000
Reduction in reserves for uncertain tax positions	**(199,000)**	(151,000)	-
Provision for losses on accounts receivable	**66,813**	229,453	315,295
Loss (gain) on sale of property, plant and equipment	**19,336**	(1,300)	(625,738)
Cash value of life insurance	**(62,475)**	(81,935)	(84,051)
Environmental reserves	**316,629**	205,318	126,854
Issuance of treasury stock for director fees	**74,970**	74,989	81,226
Employee stock option and grant compensation	**216,580**	174,761	75,624
Changes in operating assets and liabilities:			
Accounts receivable	**(1,380,846)**	2,311,820	(881,272)
Inventories	**5,889,826**	(7,255,636)	(17,063,135)
Other assets and liabilities	**(37,095)**	(85,480)	(341,401)
Accounts payable	**(3,735,120)**	1,253,469	583,842
Accrued expenses	**(4,049,934)**	4,728,581	196,851
Income taxes payable	**(790,478)**	(1,247,586)	(520,504)
Net cash provided by (used in) operating activities	**5,939,943**	12,333,284	(7,842,391)
Investing activities			
Purchases of property, plant and equipment	**(4,037,239)**	(4,485,928)	(3,092,242)
Proceeds from sale of property, plant and equipment	**1,200**	1,300	846,980
Decrease in notes receivable	**-**	-	400,000
Net cash used in investing activities	**(4,036,039)**	(4,484,628)	(1,845,262)
Financing activities			
Net (payments on) proceeds from long-term debt	**(287,034)**	(7,485,416)	9,640,877
Proceeds from exercised stock options	**4,650**	550,465	65,810
Dividends paid	**(1,566,294)**	(927,189)	-
Excess tax benefits from Stock Grant Plan	**13,720**	-	-
Capital contributed	**-**	20,340	-
Net cash (used in) provided by financing activities	**(1,834,958)**	(7,841,800)	9,706,687
Increase in cash and cash equivalents	**68,946**	6,856	19,034
Cash and cash equivalents at beginning of year	**28,269**	21,413	2,379
Cash and cash equivalents at end of year	**$ 97,215**	$ 28,269	$ 21,413

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note A Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions have been eliminated.

Use of Estimates. The preparation of the financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions, primarily for establishing reserves on accounts receivable, inventories and environmental issues, that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Period. The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest to December 31. Fiscal year 2008 ended on January 3, 2009, having 53 weeks, and fiscal year 2007 ended on December 29, 2007 and fiscal year 2006 ended on December 30, 2006, both having 52 weeks.

Revenue Recognition. Revenue from product sales is recognized at the time ownership of goods transfers to the customer and the earnings process is complete. Shipping costs of approximately $2,405,000, $2,169,000 and $2,708,000 in 2008, 2007 and 2006, respectively, are recorded in cost of goods sold.

Inventories. Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and current market conditions. As of January 3, 2009 and December 29, 2007, $4,467,000 and $2,981,000, respectively, for inventory has been reduced for obsolescence and market reserves.

Long-Lived Assets. Property, plant and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful life of the assets. Land improvements and buildings are depreciated over a range of ten to 40 years, and machinery, fixtures and equipment are depreciated over a range of three to 20 years.

The costs of software licenses are amortized over five years using the straight-line method. Debt expenses are amortized over the period of the underlying debt agreement using the straight-line method.

Goodwill, representing intangibles arising from the excess of purchase price over fair value of net assets of businesses acquired, is not amortized but is reviewed annually in the fourth quarter for impairment. Deferred charges represent other intangible assets that are amortized over their useful lives. Accumulated amortization of deferred charges totaled $218,000 and $167,000 as of January 3, 2009 and December 29, 2007, respectively.

The Company continually reviews the recoverability of the carrying value of long-lived assets. The Company also reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. When the future undiscounted cash flows of the operation to which the assets relate do not exceed the carrying value of the asset, the assets are written down to fair value.

Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentrations of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable and cash surrender value of life insurance.

Accounts receivable from the sale of products are recorded at net realizable value and the Company generally grants credit to customers on an unsecured basis. Substantially all of the Company's accounts receivables are due from companies located throughout the United States. The Company provides an allowance for doubtful collections and for disputed claims and quality issues. The allowance is based upon a review of outstanding receivables, historical collection information and existing economic conditions. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables are generally due within 30 to 45 days. Delinquent receivables are written off based on individual credit evaluations and specific circumstances of the customer.

The cash surrender value of life insurance is the contractual amount on policies maintained with one insurance company. The Company performs a periodic evaluation of the relative credit standing of this company as it relates to the insurance industry.

Research and Development Expense. The Company incurred research and development expense of approximately $342,000, $413,000 and $312,000 in 2008, 2007 and 2006, respectively.

Fair Value of Financial Instruments. The carrying amounts reported in the balance sheet for cash and cash equivalents, trade accounts receivable, cash surrender value of life insurance, investments and borrowings under the Company's line of credit approximate their fair value.

Fair Value Disclosures. Effective December 30, 2007, the Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements," which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements, and SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities" ("SFAS 159"). SFAS 157 defines fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value that are not currently required to be measured at fair value. Accordingly, companies would then be required to report unrealized gains and losses on these items in earnings at each subsequent reporting date. The objective is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. There was no impact on the financial statements from the adoption of either of these Statements.

Effective December 30, 2007, the Company determines the fair values of its financial instruments based on the fair value hierarchy established in SFAS 157 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs when measuring fair value. Level-1 measurements utilize quoted prices in active markets for identical assets or liabilities. The Company does not currently have any Level-1 financial assets or liabilities. Level-2 measurements utilize observable inputs other than Level-1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs observable or that can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company has a level-2 liability from its interest rate swap having a fair value of $376,000 and $195,000 at January 3, 2009 and December 29, 2007, respectively. Changes in its fair value are being recorded in current liabilities with corresponding offsetting entries to other expense. Level-3 measurements utilize unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Company does not currently have any material Level-3 financial assets or liabilities.

On February 12, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157 ("FSP No. 157-2"). FSP No. 157-2 amends SFAS No. 157 to delay the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). For items within its scope, FSP No. 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Synalloy will delay application of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities until January 4, 2009.

Business Combinations. In December 2007, the FASB issued SFAS No. 141R, "Business Combinations", which the Company adopted on January 4, 2009. This standard will significantly change the accounting for business acquisitions both during the period of the acquisition and in subsequent periods. Among the more significant changes in the accounting for acquisitions are the following: Transaction costs will generally be expensed. Certain such costs are presently treated as costs of the acquisition. In-process research and development (IPR&D) will be accounted for as an asset, with the cost recognized as the research and development is realized or abandoned. IPR&D is presently expensed at the time of the acquisition. Contingencies, including contingent consideration, will generally be recorded at fair value with subsequent adjustments recognized in operations. Contingent consideration is presently accounted for as an adjustment of purchase price. Decreases in valuation allowances on acquired deferred tax assets will be recognized in operations. Such changes previously were considered to be subsequent changes in the allocation of the purchase price and were recorded as adjustments to goodwill. Generally, the effects of SFAS No. 141R on the Company's consolidated financial statements will depend on acquisitions occurring in 2009 and thereafter. SFAS No.141R does not require retroactive restatement of accounting for business combinations prior to January 4, 2009.

Determination of the Useful Life of Intangible Assets. In April 2008, the FASB issued FASB Staff Position No. FAS 142-3 ("FSP 142-3") "Determination of the Useful Life of Intangible Assets." FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets". The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R and other GAAP. The FSP is effective for the Company beginning January 4, 2009. The guidance for determining the useful life of intangible assets included in this FSP 142-3 will be applied prospectively to intangible assets acquired after the January 4, 2009 effective date. This standard is not expected to have a material impact on the Company's financial statements.

Note B Special Items

Other Income and Expense: The Company received partial payment of $394,000 on a note receivable from a Chinese joint venture which was deemed uncollectible and written off in 2005. The joint venture agreement expired and the joint venture was dissolved in 2008, and payments were made to the note holders from the distribution of the joint venture's assets. The income is included in other income.

The Company completed the move of Organic Pigments' operations from Greensboro, NC to Spartanburg, SC in the first quarter of 2006, recording plant relocation costs of $213,000 in administrative expense in the quarter. The Greensboro plant was closed in the first quarter of 2006 and on August 9, 2006, the Company sold the property for a net sales price of $811,000. The property had a net book value of $215,000, and the Company recorded a pre-tax gain on the sale of approximately $596,000 in the third quarter of 2006.

Note C Property, Plant and Equipment

Property, plant and equipment consist of the following:

	2008	2007
Land	$ 305,618	$ 305,618
Land improvements	1,015,063	970,235
Buildings	12,725,673	11,675,486
Machinery, fixtures and equipment	50,714,007	47,019,510
Construction-in-progress	391,776	1,261,289
	65,152,137	61,232,138
Less accumulated depreciation	43,022,566	40,373,532
Total property, plant and equipment	$ 22,129,571	$ 20,858,606

Note D Long-term Debt

	2008	2007
$ 15,000,000 Revolving line of credit	$ 4,942,316	$ 4,646,016
$ 7,000,000 Term loan	5,483,332	6,066,666
	10,425,648	10,712,682
Less current portion of term loan	466,667	466,667
	$ 9,958,981	$10,246,015

On December 13, 2005, the Company entered into a Credit Agreement with a lender to provide a $27,000,000 line of credit that expires on December 31, 2010. The Credit Agreement provides for a revolving line of credit of $20,000,000, which includes a $5,000,000 sub-limit for swing-line loans that requires additional pre-approval by the bank, and a five-year $7,000,000 term loan that requires equal quarterly payments of $117,000, plus interest, with a balloon payment at the expiration date. Current interest rates are LIBOR plus 1.50 percent, and can vary based on EBITDA performance from LIBOR plus 1.50 percent to LIBOR plus 3.00 percent. The rate at January 3, 2009 was 1.95 percent. Borrowings under the revolving line of credit are limited to an amount equal to a borrowing base calculation that includes eligible accounts receivable, inventories, and cash surrender value of the Company's life insurance as defined in the Credit Agreement. As of January 3, 2009, the amount available for borrowing was $15,000,000, of which $4,942,000 was borrowed, leaving $10,058,000 of availability.

Borrowings under the Credit Agreement are collateralized by substantially all of the assets of the Company. At January 3, 2009, the Company was in compliance with its debt covenants which include, among others, maintaining certain EBITDA, fixed charge and tangible net worth amounts as defined in the Credit Agreement.

Average borrowings outstanding during fiscal 2008, 2007 and 2006 were $11,708,000, $13,944,000 and $10,525,000 with weighted average interest rates of 4.37 percent, 6.79 percent and 6.57 percent, respectively. The Company made interest payments of $706,000 in 2008, $1,003,000 in 2007 and $647,000 in 2006. The amount of long-term debt maturities for the next five years are as follows: 2009 - $467,000; and 2010 - $9,959,000.

On February 23, 2006, the Company entered into an interest rate swap contract with its bank with a notional amount of $4,500,000 pursuant to which the Company receives interest at Libor and pays interest at a fixed interest rate of 5.27 percent. The contract runs from March 1, 2006 to December 31, 2010, which equates to the final payment amount and due date of the term loan. The Company has accrued a $376,000 liability in accrued interest as of January 3, 2009 to reflect the fair market value of the swap, compared to $195,000 accrued at December 29, 2007. (See Note Q)

Note E Accrued Expenses

Accrued expenses consist of the following:

	2008	2007
Salaries, wages and commissions	$ 1,314,193	$ 2,871,635
Advances from customers	3,578,754	6,031,371
Insurance	479,365	451,488
Taxes, other than income taxes	54,892	340,096
Benefit plans	184,707	244,143
Interest	382,539	258,254
Professional fees	147,505	194,148
Utilities	183,035	134,010
Other accrued items	397,407	247,186
Total accrued expenses	$ 6,722,397	$ 10,772,331

Note F Environmental Compliance Costs

At January 3, 2009, the Company has accrued $1,364,000 in remediation costs which, in management's best estimate, are expected to satisfy anticipated costs of known remediation requirements as outlined below. Expenditures related to costs currently accrued are not discounted to their present values and are expected to be made over the next three to four years. As a result of the evolving nature of the environmental regulations, the difficulty in estimating the extent and remedy of environmental contamination, and the availability and application of technology, the estimated costs for future environmental compliance and remediation are subject to uncertainties and it is not possible to predict the amount or timing of future costs of environmental matters which may subsequently be determined.

Prior to 1987, the Company utilized certain products at its chemical facilities that are currently classified as hazardous materials. Testing of the groundwater in the areas of the treatment impoundments at these facilities disclosed the presence of certain contaminants. In addition, several solid waste management units ("SWMUs") at the plant sites have been identified. In 1998 the Company completed an RCRA Facility Investigation at its Spartanburg plant site, and based on the results, completed a Corrective Measures Study in 2000. A Corrective Measures Plan specifying remediation procedures to be performed was submitted in 2000 and the Company received regulatory approval. In prior years remediation projects were completed to clean up eleven of 15 SWMUs on the Spartanburg plant site at a cost of approximately $530,000. The Company is in the process of completing an analysis of the remaining four SWMUs and has accrued $639,000 at January 3, 2009, to provide for completion of this project and other cleanup costs.

At the Augusta plant site, the Company submitted a Baseline Risk Assessment and Corrective Measures Plan for regulatory approval. A Closure and Post-Closure Care Plan was submitted and approved in 2001 for the closure of the surface impoundment (former regulated unit). The Company completed and certified closure of the surface impoundment during 2002. During the fourth quarter of 2005, the Company completed a preliminary analysis of remedial alternatives to eliminate direct contact with surface soils based on the Baseline Risk Assessment, and has accrued $650,000 at January 3, 2009, for estimated future remedial and cleanup costs.

The Company has identified and evaluated two SWMUs at its plant in Bristol, Tennessee that revealed residual groundwater contamination. An Interim Corrective Measures Plan to address the final area of contamination identified was submitted for regulatory approval and was approved in March of 2005. The Company has $75,000 accrued at January 3, 2009, to provide for estimated future remedial and cleanup costs.

The Company has been designated, along with others, as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act, or comparable state statutes, at two waste disposal sites. Notifications were received by the Company in November 2007 and February 2008. It is impossible to determine the ultimate costs related to the two sites due to several factors such as the unknown possible magnitude of possible contamination, the unknown timing and extent of the corrective actions which may be required, and the determination of the Company's liability in proportion to the other parties. At the present time, the Company does not have sufficient information to form an opinion as to whether it has any liability, or the amount of such liability, if any. However, it is reasonably possible that some liability exists.

The Company does not anticipate any insurance recoveries to offset the environmental remediation costs it has incurred. Due to the uncertainty regarding court and regulatory decisions, and possible future legislation or rulings regarding the environment, many insurers will not cover environmental impairment risks, particularly in the chemical industry. Hence, the Company has been unable to obtain this coverage at an affordable price.

Note G Deferred Compensation

The Company has deferred compensation agreements with certain former officers providing for payments for ten years in the event of pre-retirement death or the longer of ten years or life beginning at age 65. The present value of such vested future payments, $370,000 at January 3, 2009, has been accrued.

Note H Shareholders' Rights

The Company has a Shareholders' Rights Plan which expires by its terms March 26, 2009. The Company does not intend to extend, amend or replace the Plan.

Note I Stock Options and Stock Grants

A summary of activity in the Company's stock option plans is as follows:

	Weighted Average Exercise Price	Options Outstanding	Weighted Average Contractual Term (in years)	Intrinsic Value of Options	Options Available
At December 31, 2005	$ 9.64	331,550		$ 740,000	199,100
Exercised	$ 6.21	(26,900)		$ 254,000	
Cancelled	$ 4.65	(8,000)		$ 111,000	8000
Expired	$ 18.88	(14,500)			-
At December 30, 2006	$ 8.48	282,150	4.1	$ 4,865	207,100
Exercised	$ 10.39	(132,407)		$ 8,550	
Expired	$ 12.14	(19,000)			-
At December 29, 2007	$ 8.51	130,743	4.6	$ 1,198,000	207,100
Exercised	$ 4.65	(1,000)		$ 8,550	
Expired	$ 13.63	(1,500)			(207,100)
At January 3, 2009	$ 8.48	128,243	3.7	$ 4,865	-
Exercisable options	$ 8.04	98,789	3.0	$ 4,865	
				Grant Date Fair Value	
Options expected to vest:					
At December 30, 2006	$ 9.96	55,856	8.1	$ 6.77	
Vested	$ 9.96	(12,402)			
At December 29, 2007	$ 9.96	43,454	7.1	$ 6.77	
Vested	$ 9.96	(14,000)			
At January 3, 2009	$ 9.96	29,454	6.1	$ 6.77	

The following table summarizes information about stock options outstanding at January 3, 2009:

	Outstanding Stock Options			Exercisable Stock Options	
		Weighted Average			
Range of Exercise Prices	Shares	Exercise Price	Remaining Contractual Life in Years	Shares	Weighted Average Exercise Price
$ 7.28 to $ 7.75	45,250	$ 7.67	.43	45,250	$ 7.67
$ 6.75	1,500	$ 6.75	1.38	1,500	$ 6.75
$ 5.01	1,500	$ 5.01	2.32	1,500	$ 5.01
$ 4.65	13,900	$ 4.65	3.32	13,900	$ 4.65
$ 9.96	66,093	$ 9.96	6.09	36,639	$ 9.96
	128,243			98,789	

The Company has two stock option plans. After April 30, 2008, there were no grants available under either of the Plans, and the Company did not grant any options during 2006, 2007 or 2008. Under the 1998 Plan covering officers and key employees, options may be exercised beginning one year after date of grant at a rate of 20 percent annually on a cumulative basis, and unexercised options expire ten years from the grant date. Under the 1994 Non-Employee Directors' Plan, options may be exercised at the date of grant. Both of the plans are incentive stock option plans, therefore there are no income tax consequences to the Company when an option is granted or exercised. In 2008, 2007 and 2006, options for 1,000, 132,407 and 26,900 shares were exercised by employees and directors for an aggregate exercise price of $5,000, $1,375,000 and $167,000, respectively. The proceeds were generated from cash received of $5,000 in 2008, and from cash received of $550,000 and $66,000 and from the repurchase of 32,614 and 5,727 shares from employees and directors totaling $825,000 and $101,000, in 2007 and 2006, respectively. At the 2008, 2007 and 2006 respective year ends, options to purchase 98,789, 87,289 and 226,294 shares with weighted average exercise prices of $8.04, $7.79 and $9.56, respectively, were fully exercisable. Compensation cost charged against income before taxes for the options was approximately $76,000, or $.01 per share, for 2008, 2007 and 2006. As of January 3, 2009, there was $82,000 of total unrecognized compensation cost related to unvested stock options granted under the Company's stock option plans which is expected to be recognized over the next 13 months. The fair value of the unvested options computed under SFAS 123R was estimated at the time the options were granted.

The Company has a Stock Awards Plan in effect at January 3, 2009. A summary of plan activity for 2007 and 2008 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Granted February 12, 2007	22,510	$ 25.00
Forfeited or expired	(330)	$ 25.00
Outstanding at December 29, 2007	22,180	$ 25.00
Granted February 12, 2008	11,480	$ 16.35
Vested	(4,436)	$ 25.00
Forfeited or expired	(3,980)	$ 21.48
Outstanding at January 3, 2009	25,244	$ 21.62

The Compensation & Long-Term Incentive Committee of the Board of Directors of the Company approves stock grants under the Company's 2005 Stock Awards Plan to certain management employees of the Company. The stock awards vest in 20 percent increments annually on a cumulative basis, beginning one year after the date of grant. In order for the awards to vest, the employee must be in the continuous employment of the Company since the date of the award. Any portion of an award that has not vested is forfeited upon termination of employment. The Company may terminate any portion of the award that has not vested upon an employee's failure to comply with all conditions of the award or the Plan. Shares representing awards that have not yet vested are held in escrow by the Company. An employee is not entitled to any voting rights with respect to any shares not yet vested, and the shares are not transferable. Compensation expense totaling $555,000 on the grants issued in 2007 and $188,000 on the grants issued in 2008 is being charged against earnings equally over a period of 60 months from the dates of the grants, with the offset recorded in Shareholders' Equity. Compensation cost charged against income for the awards was approximately $141,000, $90,000 net of income taxes, or $.01 per share in 2008, and $99,000, $65,000 net of income taxes, or $.01 per share, for 2007. As of January 3, 2009, there was $428,000 of total unrecognized compensation cost related to unvested stock grants under the 2005 Stock Awards Plan. (See Note R)

Note J Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows at the respective year ends:

(Amounts in thousands)	2008	2007
Deferred tax assets:		
Inventory valuation reserves	$ 895	$ 1,125
Allowance for doubtful accounts	461	449
Inventory capitalization	961	577
Environmental reserves	319	237
Other	357	423
Total deferred tax assets	2,993	2,811
Deferred tax liabilities:		
Tax over book depreciation and amortization	3,775	2,895
Prepaid expenses	276	142
Total deferred tax liabilities	4,051	3,037
Net deferred tax liabilities	$ (1,058)	$ (226)

Significant components of the provision for and (benefits from) income taxes are as follows:

(Amounts in thousands)	2008	2007	2006
Current:			
Federal	$ 1,425	$ 5,324	$ 4,001
State	247	456	341
Total current	1,672	5,780	4,342
Deferred:			
Federal	816	(538)	1
State	8	(43)	13
Total deferred	824	(581)	14
Total	$ 2,496	$ 5,199	$ 4,356

The reconciliation of income tax computed at the U. S. federal statutory tax rates to income tax expense is:

(Amounts in thousands)	2008		2007		2006	
	Amount	%	Amount	%	Amount	%
Tax at U.S. statutory rates	$ 2,883	34.0%	$ 5,273	34.4%	$ 4,087	34.2%
State income taxes, net of Federal tax benefit	168	2.0%	271	1.8%	205	1.7%
Changes in contingent tax reserves	(199)	(2.4%)	(151)	(1.0%)	259	2.2%
Manufacturing exemption	(163)	(1.9%)	(340)	(2.2%)	(131)	(1.1%)
General business credit	(46)	(.6%)	-	-	-	-
Other, net	(147)	(1.7%)	146	.9%	(64)	(.6%)
Total	$ 2,496	29.4%	$ 5,199	33.9%	$ 4,356	36.4%

Income tax payments of approximately $2,646,000, $5,757,000 and $4,935,000 were made in 2008, 2007 and 2006, respectively. The Company had South Carolina state net operating loss carry forwards of approximately $39,100,000 at January 3, 2009, which expire between the years 2017 to 2027, and $37,200,000 at December 27, 2007. Since the likelihood of recognizing these carryforwards is remote, they have been fully reserved in the financial statements.

The Company adopted FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes," at the beginning of fiscal year 2007. As a result of the implementation, the Company recognized a $995,000 decrease to reserves for uncertain tax positions. This decrease was accounted for as an adjustment in 2007 to the beginning balance of retained earnings on the Balance Sheet. After the cumulative effect decrease, at the beginning of 2007, the Company had approximately $350,000 of total gross unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods. During 2007, the Company recognized $151,000 of unrecognized tax benefits or $.02 per share, leaving $199,000 accrued at December 29, 2007. During 2008, the Company favorably resolved all of the accrued uncertain tax positions recognizing benefits of $199,000 or $.03 per share. The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. The Company has substantially concluded all U.S. federal income tax matters and substantially all material state and local income tax matters for years through 2002. The Company's continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accruals for interest and penalties at the end of 2008, and $89,000 accrued for interest and $0 accrued for penalties at the end of December 29, 2007.

Note K Benefit Plans and Collective Bargaining Agreements

The Company has a 401(k) Employee Stock Ownership Plan covering all non-union employees. Employees may contribute to the Plan up to 100 percent of their salary with a maximum of $15,500 for 2008. Under EGTRRA, employees who are age 50 or older may contribute an additional $5,000 per year for a maximum of $20,500 for 2008. Contributions by the employees are invested in one or more funds at the direction of the employee; however, employee contributions cannot be invested in Company stock. Contributions by the Company are made in cash and then used by the Plan Trustee to purchase Synalloy stock. The Company contributes on behalf of each eligible participant a matching contribution equal to a percentage which is determined each year by the Board of Directors. For 2008 the maximum was four percent. The matching contribution is allocated weekly. Matching contributions of approximately $341,000, $338,000 and $319,000 were made for 2008, 2007 and 2006, respectively. The Company may also make a discretionary contribution, which if made, would be distributed to all eligible participants regardless of whether they contribute to the Plan. No discretionary contributions were made to the Plan in 2008, 2007 and 2006. The Company also contributes to union-sponsored defined contribution retirement plans. Contributions relating to these plans were approximately $694,000, $737,000 and $595,000 for 2008, 2007 and 2006, respectively.

The Company has three collective bargaining agreements at its Bristol, Tennessee facility. The number of employees of the Company represented by these unions is 246, or 54 percent of the Company's total employees. They are represented by two locals affiliated with the AFL-CIO and one local affiliated with the Teamsters. The Company considers relationships with its union employees to be satisfactory. Collective bargaining contracts will expire in December 2009, March 2010 and February 2014.

Note L Leases

The Company's Specialty Chemicals Segment leases a warehouse facility in Dalton Georgia, and in addition, the Company leases various manufacturing and office equipment at each of its locations, all under operating leases. The amount of future minimum lease payments under the operating leases are as follows: 2009 - $90,000; 2010 - $82,000; 2011 - $37,000; 2012 - $3,000 and 2013 - $3,000. Rent expense related to operating leases was $104,000, $104,000 and $107,000 in 2008, 2007 and 2006, respectively. The Company does not have any leases that are classified as capital leases for any of the periods presented in the financial statements.

Note M Contingencies

The Company is from time-to-time subject to various claims, other possible legal actions for product liability and other damages, and other matters arising out of the normal conduct of the Company's business. Other than the environmental contingencies discussed in Note F, management is not currently aware of any asserted or unasserted matters which could have a significant effect on the financial condition or results of operations of the Company.

Note N Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

	2008	2007	2006
Numerator:			
Net income	$5,982,692	$ 10,124,764	$ 7,608,154
Denominator:			
Denominator for basic earnings per share - weighted average shares	6,245,344	6,211,639	6,122,195
Effect of dilutive securities:			
Employee stock options and stock grants	35,780	84,272	112,092
Denominator for diluted earnings per share - weighted average shares	6,281,124	6,295,911	6,234,287
Basic income per share	$ .96	$ 1.63	$ 1.24
Diluted income per share	$ .95	$ 1.60	$ 1.22

The diluted earnings per share calculations exclude the effect of potentially dilutive shares when the inclusion of those shares in the calculation would have an anti-dilutive effect. The Company had 117,707, 68,981 and 170,058 weighted average shares of common stock in 2008, 2007 and 2006, respectively, which were not included in the diluted earnings per share calculation as their effect was anti-dilutive.

Note O Industry Segments

The Company operates in two principal industry segments: metals and specialty chemicals. The Company identifies such segments based on products and services. The Metals Segment consists of Synalloy Metals, Inc. a wholly-owned subsidiary which owns 100 percent of Bristol Metals, LLC. The Metals Segment manufactures welded stainless steel pipe and highly specialized products, most of which are custom-produced to individual orders, required for corrosive and high-purity processes used principally by the chemical, petrochemical, pulp and paper, wastewater treatment and LNG industries. Products include piping systems and a variety of other components. The Specialty Chemicals Segment consists of Manufacturers Soap and Chemical Company, a wholly owned subsidiary which owns 100 percent of Manufacturers Chemicals, LLC, and Blackman Uhler Specialties, LLC, Organic Pigments, LLC and SFR, LLC, all of which are wholly-owned subsidiaries of the Company. The Specialty Chemicals Segment manufactures a wide variety of specialty chemicals, pigments and dyes for the carpet, chemical, paper, metals, photographic, pharmaceutical, agricultural, fiber, paint, textile, automotive, petroleum, cosmetics, mattress, furniture and other industries (See Note R).

Operating income is total revenue less operating expenses, excluding interest expense and income taxes. Identifiable assets, all of which are located in the United States, are those assets used in operations by each Segment. The Chemical Segment's identifiable assets include goodwill of $1,355,000 as of the years ended 2008 and 2007. Centralized data processing and accounting expenses are allocated to the two Segments based upon estimates of their percentage of usage. Unallocated corporate expenses include environmental charges of $647,000, $441,000 and $360,000 for 2008, 2007 and 2006 respectively. (See Note F) Corporate assets consist principally of cash, certain investments, and property and equipment.

The Metals Segment has one domestic customer (HD Supply) that accounted for approximately 11, 12 and 15 percent of the Metals Segment's revenues in 2008, 2007 and 2006, respectively, and approximately ten percent of the Company's consolidated revenues in 2006. The Segment also has one domestic customer that accounted for approximately 12 and 14 percent of the Segment's revenues in 2008 and 2006, and less than ten percent for 2007. Loss of either of these customers' revenues would have a material adverse effect on both the Metals Segment and the Company. The Specialty Chemicals Segment has one domestic customer that accounted for approximately 12, 13, and 13 percent of the Segment's revenues in 2008, 2007 and 2006, respectively. The Segment also has one domestic customer that accounted for approximately 13 percent of the Segment's revenues in 2008 and 2006 and less than ten percent in 2007. Loss of either of these customers' revenues would have a material adverse effect on the Specialty Chemicals Segment.

Segment Information:

(Amounts in thousands)	2008	2007	2006
Net sales			
Metals Segment	$ 131,877	$ 126,219	$ 102,822
Specialty Chemicals Segment	60,599	52,066	49,225
	$ 192,476	$ 178,285	$ 152,047
Operating income			
Metals Segment	$ 9,325	$ 16,388	$ 11,612
Specialty Chemicals Segment	2,111	2,777	2,644
	11,436	19,165	14,256
Less unallocated corporate expenses	2,493	2,708	2,094
Gain from sale of property and plant	-	-	(596)
Operating income	8,943	16,457	12,758
Other expense, net	464	1,133	794
Income before income taxes	$ 8,479	$ 15,324	$ 11,964
Identifiable assets			
Metals Segment	$ 55,839	$ 62,463	
Specialty Chemicals Segment	30,534	27,318	
Corporate	7,993	6,840	
	$ 94,366	$ 96,621	
Depreciation and amortization			
Metals Segment	$ 1,605	$ 1,519	$ 1,543
Specialty Chemicals Segment	1,058	986	893
Corporate	133	129	236
	$ 2,796	$ 2,634	$ 2,672
Capital expenditures			
Metals Segment	$ 2,472	$ 2,222	$ 1,913
Specialty Chemicals Segment	1,454	2,128	1,172
Corporate	111	136	7
	$ 4,037	$ 4,486	$ 3,092
Geographic sales			
United States	$ 183,864	$ 173,144	$ 148,572
Elsewhere	8,612	5,141	3,475
	$ 192,476	$ 178,285	$ 152,047

Note P Quarterly Results (Unaudited)

The following is a summary of quarterly operations for 2008 and 2007:

(Amount in thousands except for per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008				
Net sales	$ 50,974	$ 52,922	$ 45,091	$ 43,489
Gross profit	6,299	8,432	4,708	438
Net income (loss)	1,862	3,392	1,242	(513)
Per common share				
Basic	.30	.54	.20	(.08)
Diluted	.30	.54	.20	(.08)
2007				
Net sales	$ 44,398	$ 43,941	$ 51,515	$ 38,431
Gross profit	8,820	8,312	6,977	4,054
Net income	3,525	3,196	2,260	1,144
Per common share				
Basic	.57	.51	.36	.18
Diluted	.56	.50	.36	.18

Note Q Interest Rate Swap

The Company periodically utilizes derivative instruments that are designated and qualify as hedges under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" and related pronouncements. Cash flow hedges are hedges that use derivatives to offset the variability of expected future cash flows. Variability can appear in floating rate liabilities and can arise from changes in interest rates. The Company uses an interest rate swap in which it pays a fixed rate of interest while receiving a variable rate of interest to change the cash flow profile of its variable-rate borrowing to match a fixed rate profile. As discussed in Note D, the Company entered into a long-term debt agreement with its bank and pays interest based on a variable interest rate. To mitigate the variability of the interest rate risk, the Company entered into a derivative/swap contract in February of 2006 with the bank, coupled with a third party who will pay a variable rate of interest (an "interest rate swap"). The interest rate swap has a notional amount of $4,500,000 pursuant to which the Company receives interest at LIBOR and pays interest at a fixed interest rate of 5.27 percent, and runs from March 1, 2006 to December 31, 2010, which equates to the final payment amount and due date of the term loan discussed in Note D. Although the swap is expected to effectively offset variable interest in the borrowing, hedge accounting is not utilized. Therefore, changes in its fair value are being recorded in current assets or liabilities, as appropriate, with corresponding offsetting entries to other expense.

Note R Subsequent Events

On March 6, 2009, The Company entered into a Purchase Agreement to sell the pigment dispersion business of Organic Pigment, LLC (OP). The sale includes substantially all of OP's assets for a purchase price approximately equal to their net book value as of the date of sale, and any gain or loss resulting from the disposition will not be material. As part of the Agreement, the Company will continue to toll manufacture pigments for a transitional period of up to one year. The pigment sales of OP totaled approximately $6,700,000 for the year ended January 3, 2009. However the operations of OP are not material to the consolidated financial statements and the disposition will not be recorded as a discontinued operation.

On February 12, 2009, the Board of Directors of the Company voted to pay an annual dividend of $.10 per share that was paid on March 10, 2009 to holders of record on February 24, 2009, for a total cash payment of $625,000. The Board presently plans to review at the end of each fiscal year the financial performance and capital needed to support future growth to determine the amount of cash dividend, if any, which is appropriate.

On February 12, 2009, the Compensation & Long-Term Incentive Committee of the Board of Directors of the Company approved stock grants under the Company's 2005 Stock Awards Plan. On February 12, 2009, 5,500 shares, with a market price of $5.22 per share, were granted under the Plan to certain management employees of the Company. The stock awards will vest in 20 percent increments annually on a cumulative basis, beginning one year after the date of grant. In order for the awards to vest, the employee must be in the continuous employment of the Company since the date of the award. Any portion of an award that has not vested will be forfeited upon termination of employment. The Company may terminate any portion of the award that has not vested upon an employee's failure to comply with all conditions of the award or the Plan. Shares representing awards that have not yet vested will be held in escrow by the Company. An employee will not be entitled to any voting rights with respect to any shares not yet vested, and the shares are not transferable. Compensation expense totaling $29,000, before income taxes of approximately $10,000, will be recorded against earnings equally over the following 60 months from the date of grant with the offset recorded in Shareholders' Equity. (See Note I)

Report of Management

The accompanying financial statements have been prepared in conformity with U. S. generally accepted accounting principles and the financial statements for the years ended January 3, 2009, December 29, 2007 and December 30, 2006 have been audited by Dixon Hughes PLLC, Independent Registered Public Accounting Firm. Management of the Company assumes responsibility for the accuracy and reliability of the financial statements. In discharging such responsibility, management has established certain standards which are subject to continuous review and are monitored through the Company's financial management. The Board of Directors pursues its oversight role for the financial statements through its Audit Committee which consists of independent directors. The Audit Committee meets on a regular basis with representatives of management and Dixon Hughes PLLC.

Management's Annual Report On Internal Control Over Financial Reporting

Management of the Company is responsible for preparing the Company's annual consolidated financial statements and for establishing and maintaining adequate internal control over financial reporting for the Company. Management has evaluated the effectiveness of the Company's internal control over financial reporting as of January 3, 2009 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Company's internal control over financial reporting as of January 3, 2009 was effective.

The Company's independent registered public accounting firm that audited the Company's consolidated financial statements included in this annual report has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of Synalloy Corporation

We have audited the accompanying consolidated balance sheets of Synalloy Corporation (the "Company") and subsidiaries as of January 3, 2009 and December 29, 2007, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended January 3, 2009. Our audit also included the financial statement schedule listed in Item 15(a)2 of the Company's Annual Report on Form 10-K. We also have audited the Company's internal control over financial reporting as of January 3, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements and schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synalloy Corporation and subsidiaries as of January 3, 2009 and December 29, 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended January 3, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Synalloy Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of January 3, 2009, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note J to the consolidated financial statements, in 2007 the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109.

Dixon Hughes PLLC

Charlotte, NC
March 17, 2009

Item 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable

Item 9A Controls and Procedures

Disclosure Controls and Procedures

Based on the evaluation required by 17 C.F.R. Section 240.13a-15(b) or 240.15d-15(b) of the Company's disclosure controls and procedures (as defined in 17 C.F.R. Sections 240.13a-15(e) and 240.15d-15(e)), the Company's chief executive officer and chief financial officer concluded that such controls and procedures, as of the end of the period covered by this annual report, were effective.

Internal Control over Financial Reporting

Management's Annual Report on Internal Control over Financial Reporting and the attestation report of the Company's registered public accounting firm on the Company's internal control over financial reporting are set forth at the conclusion of the Company's consolidated statements set forth in Item 8 of this Form 10-K. There has been no change in the Company's internal control over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B Other Information

Not applicable

PART III

Item 10 Directors, Executive Officers and Corporate Governance

The information set forth under the captions "Election of Directors," "Executive Officers," and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement to be used in connection with its Annual Meeting of Shareholder to be held April 30, 2009 (the "Proxy Statement") is incorporated herein by reference.

Code of Ethics. The Company's Board of Directors has adopted a Code of Ethics that applies to the Company's Chief Executive Officer, Vice President, Finance and corporate and divisional controllers. The Code of Ethics is available on the Company's website at: www.synalloy.com. Any amendment to, or waiver from, this Code of Ethics will be posted on the Company's internet site.

Audit Committee. The Company has a separately designated standing Audit Committee of the Board of Directors established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Audit Committee are Carroll D. Vinson, Murray H. Wright and Craig C. Bram.

Audit Committee Financial Expert. The Company's Board of Directors has determined that the Company has at least one "audit committee financial expert," as that term is defined by Item 407(d)(5) of Regulation S-K promulgated by the Securities and Exchange Commission, serving on its Audit Committee. Mr. Carroll D. Vinson meets the terms of the definition and is independent, as independence is defined for audit committee members in the rules of the NASDAQ Global Market. Pursuant to the terms of Item 407(d) of Regulation S-K, a person who is determined to be an "audit committee financial expert" will not be deemed an expert for any purpose as a result of being designated or identified as an "audit committee financial expert" pursuant to Item 407(d), and such designation or identification does not impose on such person any duties, obligations or liability that are greater than the duties, obligations or liability imposed on such person as a member of the Audit Committee and Board of Directors in the absence of such designation or identification. Further, the designation or identification of a person as an "audit committee financial expert" pursuant to Item 407(d) does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

Item 11 Executive Compensation

The information set forth under the captions "Board of Directors and Committees--Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Compensation Committee Report," and "Compensation of Directors and Officers" in the Proxy Statement is incorporated herein by reference. The Compensation Committee Report shall not, however, be deemed filed or incorporated by reference into any filing under the Securities Act of 1933 or any filing under the Securities Exchange Act of 1934, except to the extent specifically incorporated by reference therein.

Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth under the captions "Beneficial Owners of More Than Five Percent of the Company's Common Stock" and "Security Ownership of Management" in the Proxy Statement is incorporated by reference.

Equity Compensation Plan Information. The following table sets forth aggregated information as of January 3, 2009 about all of the Company's equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)(c)) (1)
Equity compensation plans approved by security holders	128,243	$8.48	267,800
Equity compensation plans not approved by security holders	-	-	-
Total	128,243	$8.48	267,800

(1) Represents shares remaining available for issuance under the 2005 Stock Awards Plan.

Non-employee directors are paid an annual retainer of $35,000, and each director has the opportunity to elect to receive $15,000 of the retainer in restricted stock. For 2008, each director elected to receive $15,000 of the annual retainer in restricted stock. The number of restricted shares is determined by the average of the high and low stock price on the day prior to the Annual Meeting of Shareholders. For 2008, each non-employee director received 959 shares of restricted stock (an aggregate of 4,795 shares). Issuance of the shares granted to the directors is not registered under the Securities Act of 1933 and the shares are subject to forfeiture in whole or in part upon the occurrence of certain events. The above table does not reflect these shares issued to non-employee directors.

Item 13 Certain Relationships and Related Transactions

The information set forth under the captions "Board of Directors and Committees – Related Party Transactions" and "– Director Independence" in the Proxy Statement is incorporated therein by reference.

Item 14 Principal Accountant Fees and Services

The information set forth under the captions "Independent Registered Public Accounting Firm - Fees Paid to Independent Registered Public Accounting Firm" and "– Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15 Exhibits and Financial Statement Schedules

(a) The following documents are filed as a part of this report:

1. Financial Statements: The following consolidated financial statements of Synalloy Corporation are included in Item 8:

   Consolidated Balance Sheets at January 3, 2009 and December 29, 2007

   Consolidated Statements of Operations for the years ended January 3, 2009, December 29, 2007 and December 30, 2006

   Consolidated Statements of Shareholders' Equity for the years ended January 3, 2009, December 29, 2007 and December 30, 2006

   Consolidated Statements of Cash Flows for the years ended January 3, 2009, December 29, 2007 and December 30, 2006

   Notes to Consolidated Financial Statements

2. Financial Statements Schedules: The following consolidated financial statements schedule of Synalloy Corporation is included in Item 15:

   Schedule II - Valuation and Qualifying Accounts for the years ended January 3, 2009, December 29, 2007 and December 30, 2006

   All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

3. Listing of Exhibits:

   See "Exhibit Index"

Schedule II Valuation and Qualifying Accounts

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Charged to Cost and Expenses	Deductions (1)	Balance at End of Period
Year ended January 3, 2009				
Deducted from asset account:				
Allowance for doubtful accounts	$ 1,236,000	$ 67,000	$ 24,000	$ 1,279,000
Year ended December 29, 2007				
Deducted from asset account:				
Allowance for doubtful accounts	$ 1,114,000	$ 229,000	$ 107,000	$ 1,236,000
Year ended December 30, 2006				
Deducted from asset account:				
Allowance for doubtful accounts	$ 1,039,000	$ 315,000	$ 240,000	$ 1,114,000

(1) Allowances, uncollected accounts and credit balances written off against reserve, net of recoveries.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By /s/ Ronald H. Braam Ronald H. Braam Chief Executive Officer	March 17, 2009 Date
By /s/ Gregory M. Bowie Gregory M. Bowie Chief Financial Officer	March 17, 2009 Date

SYNALLOY CORPORATION
Registrant

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

By /s/ James G. Lane, Jr. James G. Lane, Jr. Chairman of the Board	March 17, 2009 Date
By /s/ Sibyl N. Fishburn Sibyl N. Fishburn Director	March 17, 2009 Date
By /s/ Carroll D. Vinson Carroll D. Vinson Director	March 17, 2009 Date
By /s/ Murray H. Wright Murray H. Wright Director	March 17, 2009 Date
By /s/ Craig C. Bram Craig C. Bram Director	March 17, 2009 Date

Index to Exhibits

Exhibit No. from Item 601 of Regulation S-K	Description
3.1	Restated Certificate of Incorporation of Registrant, as amended, incorporated by reference to Registrant's Form 10-Q for the period ended April 2, 2005
3.2	Bylaws of Registrant, as amended, incorporated by reference to Registrant's Form 10-Q for the period ended March 31, 2001 (the "first quarter 2001 Form 10-Q")
4.1	Form of Common Stock Certificate, incorporated by reference to the first quarter 2001 Form 10-Q
4.2	Rights Agreement, dated as of February 4, 1999, as amended May 22, 2000, between registrant and American Stock Transfer and Trust Company, incorporated by reference to exhibits to Registrant's Form 8-K filed May 22, 2000 and Form 8-A filed March 29, 1999
10.2	Synalloy Corporation Restated 1994 Non-Employee Directors' Stock Option Plan, incorporated by reference to the first quarter 2001 Form 10-Q
10.3	Synalloy Corporation 1998 Long-Term Incentive Stock Plan, incorporated by reference to the first quarter 2001 Form 10-Q
10.4	Registrant's Subsidiary and Divisional Management Incentive Plan, as restated, effective January 2, 2006, incorporated by reference to Registrant's Form 10-K for the year ended December 30, 2006
10.5	Synalloy Corporation 2005 Stock Awards Plan, incorporated by reference to the Proxy Statement for the 2005 Annual Meeting of Shareholders
10.6	Credit Agreement, dated as of December 13, 2005, between Registrant and Carolina First Bank, incorporated by reference to Registrant's Form 10-K for the year ended December 30, 2006
10.8	Employment Agreement, dated January 1, 2006, between Registrant and Ronald H. Braam, incorporated by reference to Registrant's Form 10-K for the year ended December 30, 2006
10.9	Amendment 1 to the Synalloy Corporation 2005 Stock Awards Plan incorporated by reference to Registrant's Form 10-K for the year ended December 29, 2007
10.10	Agreement between Registrant's Bristol Metals, L. P. subsidiary and the United Steelworkers of America Local 4586, dated December 9, 2004, incorporated by reference to the Form 10-K for the year ended January 1, 2005
10.11	Agreement between Registrant's Bristol Metals, L. P. subsidiary and the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada Local Union No. 538, dated February 16, 2004, incorporated by reference to the Form 10-K for the year ended December 31, 2005
21	Subsidiaries of the Registrant, incorporated by reference to the Form 10-K for the year ended January 3, 2009
31	Rule 13a-14(a)/15d-14(a) Certifications of Chief Executive Officer and Chief Financial Officer
32	Certifications Pursuant to 18 U.S.C. Section 1350

CORPORATE OFFICERS

RONALD H. BRAAM
Chief Executive Officer and President

GREGORY M. BOWIE
Chief Financial Officer and Vice President, Finance

CHERYL C. CARTER
Corporate Secretary

METALS SEGMENT OFFICERS

MICHAEL D. BOLING
President

JOHN C. TIDLOW
Vice President, Purchasing and Planning

J. KYLE PENNINGTON
Vice President, Manufacturing

RANDY L. CAMPBELL
Vice President, Sales

SPECIALTY CHEMICALS SEGMENT OFFICERS

RONALD H. BRAAM
President, Specialty Chemicals Segment

DANIEL F. SHAUGER
Executive Vice President,
Blackman Uhler Specialties, LLC

STEVEN M. BATTOCCHIO
Vice President, Operations,
Blackman Uhler Specialties, LLC

J. JETER STARNES
Vice President, Quality Assurance,
Blackman Uhler Specialties, LLC

CHARLES E. STIEG
President, Manufacturers Chemicals, LLC;
Executive Vice President, SFR, LLC

DAVID W. DUPRE
Vice President, Operations, Manufacturers Chemicals, LLC

OPERATING COMPANIES

BRISTOL METALS, LLC
Mailing: PO Box 1589, Bristol, TN 37621
Street: 390 Bristol Metals Road, Bristol, TN 37620
Telephone: (423) 989-4700
Website: www.brismet.com

BLACKMAN UHLER SPECIALTIES, LLC
Mailing: PO Box 5627, Spartanburg, SC 29304
Street: 2155 West Croft Circle, Spartanburg, SC 29302
Telephone: (864) 585-3661
Website: www.buchemical.com

MANUFACTURERS CHEMICALS, LLC
Mailing: PO Box 2788, Cleveland, TN 37320
Street: 4325 Old Tasso Road, Cleveland, TN 37312
Telephone: (423) 476-6666
Website: www.manufacturerschemicals.com

ORGANIC PIGMENTS, LLC
Mailing: PO Box 5627, Spartanburg, SC 29304
Street: 2155 West Croft Circle, Spartanburg, SC 29302
Telephone: (864) 585-2624
Website: www.organicpigments.com

SFR, LLC
Mailing: PO Box 5627, Spartanburg, SC 29304
Street: 2155 West Croft Circle, Spartanburg, SC 29302
Telephone: (864) 596-1541

BOARD OF DIRECTORS

JAMES G. LANE, JR.
Chairman of the Board, Synalloy Corporation
Director since 1986
Committee: Executive

SIBYL N. FISHBURN
Director since 1979
Committees: Compensation & Long-Term Incentive and Nominating/Corporate Governance

CARROLL D. VINSON
Director since 1987
Committees: Audit, Compensation & Long-Term Incentive, Executive and Nominating/Corporate Governance

MURRAY H. WRIGHT
Managing Director, Avitas Capital, LLC
Director since 2001
Committees: Audit, Compensation & Long-Term Incentive and Nominating/Corporate Governance

CRAIG C. BRAM
Founder and President, Horizon Capital Management, Inc.
Director since 2004
Committees: Audit, Compensation & Long-Term Incentive and Nominating/Corporate Governance

RONALD H. BRAAM
Chief Executive Officer and President, Synalloy Corporation
Director since 2006
Committee: Executive

ANNUAL MEETING

The 2009 Annual Meeting of Shareholders will be held Thursday, April 30, 2009, at 10:00 a.m., local time, at the Company's corporate office, 2155 West Croft Circle, Spartanburg, SC 29302

TRANSFER AGENT & REGISTRAR

American Stock Transfer & Trust Company
Telephone: (800) 937-5449
Address: 59 Maiden Lane, New York, NY 10007
Attention: Shareholder Services

Annual Reports, incorporating the Form 10-K, will be provided free of charge and may be obtained by calling Investor Relations at (864) 585-3605, e-mail at invrel@synalloy.com or on our website at www.synalloy.com. The Form 10-K is also available from the Securities and Exchange Commission's website at www.sec.gov.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Dixon Hughes PLLC, Charlotte, NC

GENERAL COUNSEL

Haynsworth Sinkler Boyd, P.A., Greenville, SC

Designed by Curran & Connors, Inc. / www.curran-connors.com

Synalloy
CORPORATION

Post Office Box 5627
Spartanburg, South Carolina 29304